TEAM America
HUMAN RESOURCES



Keeping Employers CONFIDENT Since 1986

TEAM MUCHO, INC. 2001 ANNUAL REPORT


"We strengthen our
CLIENT RELATIONSHIPS
with solutions that help businesses
gain a competitive edge"

"The services we offer provide OPPORTUNITY, not only for client businesses, but also for our future."

TEAM America is an industry leader in providing Professional Employer Organization (PEO) solutions to America's growing businesses. With more than 15 years of experience, our Company is one of the oldest and largest PEOs, with operations in 47 states servicing many thousands of employees nationwide.

2001 was a remarkable year for the PEO "phenomenon." With market penetration at an all-time high, awareness of the PEO industry reached as far as the Untied States House of Representatives, where legislation that gives PEOs the legal status of employers under the federal tax code and encourages more employers to use their payrolling services is currently pending.

▷ Management expert Peter F. Drucker, in an article entitled, "They're Not Employees, They're People," in the February 2002 issue of The Harvard Business Review, extols the virtues of PEOs.

> *"PEOs free up managers to focus on the business rather than on employment-related rules, regulations and paperwork," says Drucker. "To spend up to one quarter of one's time in employment-related paperwork is, indeed, a waste of precious, expensive, scarce resources. It is boring, it demeans and corrupts, and the only thing it can possibly teach is greater skill in cheating."*

TEAM America builds upon the innovations from the earliest days of the PEO industry, and is now positioned for a promising future built on its ability to integrate superior technologies, service innovations and consolidation opportunities.

(TEAM is a publicly held company traded on the Nasdaq Stock Market under the symbol TMOS)

TABLE OF CONTENTS

"Leading the team from VISION to reality is job one"



Imagine.
Perceive.
Realize.

Greetings to our shareholders. We appreciate your investment in TEAM America and your continued trust in our stewardship. These are exciting and dynamic times for TEAM America and the Human Resources Outsourcing Industry. Our current year, 2002, promises to be the best ever, following a year where we successfully restructured the management, operations, systems and technology of the Company. This year we will be capitalizing on the foundation we have built as our industry undergoes pervasive consolidation.

Historic Consolidation Opportunity

HR outsourcing and, specifically, the PEO industry, is at an historic crossroads. The tragic events of September 11 have dramatically impacted insurance and reinsurance markets leading to higher rates for workers' compensation insurance, an important component in a PEO's product. Carriers are demanding higher rates and more collateral for any exposure. This development has created a real barrier for new entrance into the PEO business and places dramatic pressures on existing, smaller PEOs.

The hardening of the insurance markets has presented TEAM America with an unprecedented number of acquisition candidates with worksite employees ranging from 1,000 to 3,000, and revenues from $50 million to $100 million. This has resulted in opportunities for TEAM America to purchase other PEOs at historically low prices as their workers' compensation insurance expires.

Quality of Revenue

In buying clients' books of business and on internally generated sales, we look to reduce risk and increase margins by improving our revenue quality. To achieve this objective, in the Second Quarter of 2001 we implemented detailed underwriting processes both for acquired company clients and for new customers. All potential clients, whether acquired through internal growth efforts or through merger must undergo workers' compensation, credit, health and human resources risk underwriting. Once accepted as clients, they undergo monthly analysis for claims experience. Rates can be raised on a monthly basis and cancellations can be implemented with 30 days notice.

Systems Analysis and Overhaul

We manage money, risk and information in a repetitive environment. Systems are critical to our efficiency and efficiency is the key to improved profitability and scalability. In 2001 we handled nearly half a billion dollars, therefore financial management and controls are essential to our success. Since purchasing the Company in December 2000, we have installed new cash management procedures, significantly improved TEAM Direct® and installed new Web applications, including online benefits enrollment. We also installed a new general ledger and accounts payable system, Great Plains, that is integrated with our proprietary operating system, TEAM Direct®.

Management Team

We have concluded a successful year of restructuring operations, replacing business and technology systems, restructuring the workforce and recruiting top-level executives and managers. We are excited about the quality of the managers and sales people that industry consolidation has made available.

Milestones

The PEO Industry achieved a milestone recently with the introduction of legislation by Congressmen Robert Portman (R-Ohio) and Benjamin Cardin (D-Maryland) that clearly recognizes the value and importance of PEOs and clarifies existing Federal PEO laws. This indicates a growing business and public awareness of the value of a PEO that should increase the pace of TEAM America's internal growth.

Poised for a Record Year of Profitability in 2002

With these dramatic changes in our people, systems, software and risk management procedures, we are extremely excited about the Company we have built during our first 12 months. We are poised for a record year of profitability in 2002, and are now building upon a solid and scalable foundation.

Best regards,

S. Cash Nickerson
Chairman, President and CEO
TEAM Mucho, Inc.


Guidance.
Background.
Know-how.

"We build on our strengths through LEADERSHIP & EXPERIENCE"

The management team of TEAM America brings an unparalleled depth and breadth of industry leadership to each of their individual disciplines within the Company. Through their combined experience, our executives form a knowledge base that is instrumental in the success of TEAM America in developing and sustaining cutting-edge solutions for America's emerging businesses.

S. Cash Nickerson, JD, MBA
Chairman,
CEO and President

Mr. Nickerson's leadership, vision and entrepreneurial spirit are the driving forces behind the growth and ongoing success of TEAM America. A nationally recognized expert in Professional Employer Organizations (PEOs), Internet companies, and mergers and acquisitions, Mr. Nickerson has started10 successful companies. Prior to embarking upon his entrepreneurial career, Mr. Nickerson was corporate counsel for Union Pacific Railroad, General Manager of its airfreight division and a partner at Chicago law firm Jenner & Block. He holds a law degree from Washington University School of Law, MBA from the Washington University Graduate School of Business and BA from Carleton College.

José C. Blanco, PhD
Executive Vice President,
Chief Financial Officer

Mr. Blanco's accomplishments in financial and asset management give him a great knowledge base to lead the Company's financial team. At the Morton Company, he headed a department managing accounts for over 500 clients representing assets of $700 million. Mr. Blanco continued his experience with the American International Group (AIG) where he became a Regional Vice President. He served as Assistant Professor of Finance in the MBA and Executive MBA programs of St. Mary's College in Moraga, CA. Mr. Blanco holds a BA from Saint Michael's College, an MBA from Claremont Graduate University, an MS in Economics from the University of Utah and a PhD in Econometrics and Finance from Utah State University.

Jay R. Strauss, JD
Executive Vice President,
Law and HR, General Counsel

Mr. Strauss was Chief Legal Officer and director of Mucho.com, Inc. from July 1999 until December 2000. Mr. Strauss received his B.A. from SUNY-Binghamton and graduated *summa cum laude* from Golden Gate University School of Law. He was a name partner in three law firms in the San Francisco Bay Area. Mr. Strauss has practiced employment, corporate, business and real estate law and commercial litigation continuously since 1973, representing publicly traded, international, closely held and venture concerns. He is a former Chamber of Commerce President, Planning Commission Chairman, City Council Member and Mayor of Lafayette, CA.

Andy Johnson, CPA
Chief Accounting Officer

An experienced financial professional, Mr. Johnson brings to TEAM America a 16-year career in management, finance and accounting. Prior to joining the Company, he performed the duties of Chief Financial Officer for Purchasing First, Inc. and was responsible for implementing a corporate-wide risk management program including general liability, property, business interruption, professional liability, director's and officer's liability, and employer practices liability insurance. Previous to that, Mr. Johnson served as Director, Middle Market Advisory Services, for PricewaterhouseCoopers, L.L.P. for three years. Mr. Johnson graduated *summa cum laude* from Ohio University with a BA in Business Administration, and has been a CPA since 1989.

Dave Olmstead, CPA
Vice President, Operations

Mr. Olmstead has 17 years experience in operations management and business development. Prior to joining the Company, Mr. Olmstead was Vice President of Finance for National Education Seminars, Inc. with responsibility for both finance and information services. He also held a variety of positions in accounting, administrative services and systems during his 10 years at British Petroleum. Previously, Mr. Olmstead was Director of Financial Integration and Control of TEAM America. He earned his Bachelor of Science in Business Administration from The Ohio State University. Mr. Olmstead has been a CPA in the state of Ohio since 1987.

Jay Whitehead
Executive Vice President
Sales and Service
Chief Marketing Officer

As head of TEAM America's sales, service and marketing functions, Mr. Whitehead has a nine-year track record of growing HR Business Process Outsourcing firms by building referral networks and introducing product innovations. He was Vice President, Sales at TriNet, a top technology PEO, which he grew six-fold in under two years. Before entering the HR outsourcing business, he had a successful ten-year career publishing technology and finance magazines, including UPSIDE, PC Magazine and Computer Reseller News. Mr. Whitehead holds a BA from UCLA.

1. S. Cash Nickerson
2. Jay Whitehead
3. Ted Crawford
4. Dave Olmstead
5. José C. Blanco
6. Scott Nickerson
7. Andy Johnson
8. Jay R. Strauss



Ted Crawford
Vice President, Sales

Mr. Crawford joined TEAM America in Fall 2001, and brings to the Company sales and management experience from the PEO, financial services and insurance industries. His background includes a proven record of producing maximum sales results from professionals in multiple industries and markets. Mr. Crawford's PEO career began with Administaff, where he built and directed an award-winning salesforce. Previously, he held sales management positions with CUNA Mutual Group, and successfully managed two multi-state financial services divisions, taking both from bottom to top in national sales performance. Upon completion of a degree in Finance, Insurance and Real Estate from Stephen F. Austin State University, Mr. Crawford successfully owned and operated an insurance agency.

Scott Nickerson
Vice President of National Client Services

With more than 10 years PEO experience, Mr. Nickerson brings to TEAM America the ideal qualifications for managing the Company's National Client Services. Prior to joining TEAM America in 1997, Mr. Nickerson played an integral part in building Workforce Strategies, a PEO he helped found in 1995. Previously he managed multiple payroll centers for a Chicago-based PEO. Mr. Nickerson has worked in all aspects of the PEO industry including running several national payroll centers and directing regional Midwest sales. His hands-on experience and background have made him a successful leader for our national team of Human Resources Consultants. Mr. Nickerson attended St. John's College in New Mexico.



"The biggest problem for the small business owner is not having enough time to get it all done. It is also difficult for a small business owner to obtain competitive rates for health care, 401(k) and the other benefits required to attract high-quality candidates for employment. Since partnering with TEAM America four years ago, we are able to focus more on the operations of our company and leave all the Human Resources issues to the experts. They process our payroll, health care and profit sharing. They helped us to write our employee manual and assist in enforcing it. They strictly adhere to policy and procedures and follow through on any disciplinary actions that may need to be taken. They accomplish all of this for a minimal fee to the employer. Without them it would be very difficult to run a successful operation."

Jeffrey and Debra Hohman
Principals

Executive Supply Resources
Worthington, Ohio

"Our continued success is reliant on the COMPANY we keep."

Strong, viable partnerships don't just happen. They need to be understood, properly developed and well maintained. Good partnerships mean both partners have to achieve their individual objectives as well as the objectives of the partnership.

The ultimate success of TEAM America lies in our ability to create partnerships with industry-best service providers to enhance the existing products we offer, as well as support and create the innovative services that are proven practical and profitable in the market.

In continuing our efforts to become the industry leader in outsourced business services, 2001 was a benchmark year for creating partnerships with nationally recognized leaders in insurance benefits, long-term financial planning, legal services and liability protection.

Stonehenge Opportunity Fund, LLC provides both equity and mezzanine capital for growth, acquisitions and recapitalizations of later stage middle market companies located throughout the United States, with a preference for the Midwest. The Fund is a private investment fund, whose investors are primarily institutional in nature, in addition to other qualified investors. *(Equity Investor)*

Provident Financial Group, Inc. (Nasdaq: PFGI) is a shareholder-driven and revenue focused organization with regional and national businesses contributing diversified sources of income. Provident offers a complete range of banking and other financial services to corporations, businesses and individuals through its three main business lines: Commercial, Mortgage and Retail. *(Acquisition Lender)*

Huntington Bancshares Incorporated (Nasdaq: HBAN) is a $26 billion regional bank holding company headquartered in Columbus, Ohio. Through its affiliated companies, Huntington has more than 136 years of serving the financial needs of its customers. Huntington provides innovative retail and commercial financial products and services through more than 300 regional banking offices in Indiana, Kentucky, Michigan, Ohio and West Virginia. *(Acquisition Line Lender)*

Founded in 1810, The Hartford Financial Services Group, Inc. (NYSE: HIG) is one of the nation's largest insurance and financial services companies. The Hartford is a leading provider of investment products, life insurance and group and employee benefits; automobile and homeowners products; business insurance; and reinsurance. *(Workers' Compensation Provider)*

UnitedHealthcare®

A UnitedHealth Group Company

UnitedHealthcare's products and services put individual customers at the center of their health by offering a broad range of option-rich benefits that let them define the approach that works best for themselves and their families. UnitedHealthcare is ranked No. 1 for overall customer satisfaction among national managed care organizations by CareData Reports, Inc. (now doing business as CareData, the Health Care Division of J.D. Power and Associates). *(Health Benefits)*

BlueCross BlueShield Association

The 43 local member companies of the Blue Cross and Blue Shield Association have provided millions of families with top-quality, affordable health insurance for more than 70 years. Blue Shield member plans provide the kind of health care coverage employees and their families need in the 21st century: high quality, customer-focused, innovative and affordable. *(Health Benefits)*

IHC INTERMOUNTAIN HEALTH CARE

Doctors, hospitals and health plans working together for you.

Based in Salt Lake City, Utah, Intermountain Health Care (IHC) is a charitable, nonprofit health care system that serves the medical and health care needs of Utah and Idaho residents. At IHC, doctors, hospitals and health plans work together cooperatively to provide high-quality, affordable health care for everyone with a medical need. *(Health Benefits)*

KAISER PERMANENTE®

Kaiser Permanente is America's largest not-for-profit health maintenance organization (HMO), serving more than 8.1 million members in 9 states and the District of Columbia. An integrated health delivery system, Kaiser Permanente organizes and provides or coordinates members' care, including preventive care such as well-baby and prenatal care, immunizations, and screening diagnostics; hospital and medical services; and pharmacy services. *(Health Benefits)*

SIERRA HEALTH SERVICES, INC.

All the benefits of good health.

Sierra Health Services, Inc., is a diversified healthcare company headquartered in Las Vegas, Nevada. Through its subsidiaries, Sierra provides and administers the delivery of managed care benefit plans for employers, government programs and individuals. The Sierra family of companies includes health maintenance organizations, indemnity and workers' compensation insurers, a multi-specialty medical group and third party administrators. The company is publicly traded on the New York Stock Exchange under the symbol SIE. *(Health Benefits)*

AON

A Fortune 500 Company headquartered in Chicago, Aon has become a world leader in risk management, insurance brokerage, reinsurance, and human capital consulting services by proactively anticipating the changing needs of clients in order to offer the most up-to-date solutions. *(Workers' Compensation Broker)*

AFLAC

AFLAC is a leading provider of insurance sold on a voluntary basis at the worksite in the United States and the largest foreign insurer in Japan. Insuring more than 40 million people worldwide, AFLAC is the principal subsidiary of AFLAC Incorporated, an international holding company based in Georgia. At year-end 2001, the corporation's total assets were $37 billion, with annual revenues of more than $9.6 billion. *(125 Administrator)*

Lincoln Financial Group

Lincoln Financial Group is a leading manager and provider of annuities, life insurance, retirement plans, mutual funds, institutional investment management, and financial planning and advisory services. Currently Lincoln has $98 billion in consolidated assets and annual consolidated revenues of $6.4 billion. *(401(k) Administrator)*

"We Deliver Big-Business SERVICES to the Small-Business Economy"

Growth oriented small- and middle-market businesses face unique administrative challenges. When times are good, rapid growth calls for additional administrative assistance in Human Resources, payroll, purchasing and other support areas. When times are difficult, this administrative burden threatens their survival.

These businesses need a single, trustworthy resource that fulfills their everyday administrative responsibilities effectively and efficiently. By providing growing businesses with a comprehensive suite of customizable administrative and HR services, our clients can focus their time and energy on growing their business and their profits.



"TEAM America is absolutely the best value for any dollar I have ever spent. They have completely removed the burdens of employee legal issues, workers' compensation issues including lawsuits, and have managed benefits and payroll in way that can only be described as superior. I recommend anyone, large or small to take advantage of this great service."

Ron Morris,
Owner

Recycled Systems Furniture, Inc.
Columbus, Ohio

Human Resource Administration

TEAM America provides employers with assistance in avoiding the pitfalls of employee-related laws and regulations. This helps create greater efficiency, better compliance, well-defined control and more effective employee management for our clients.

We offer a broad range of Human Resources services including on-going supervisory education and training in the areas of risk management, employment laws, policies and procedures.

In addition, our Human Resources department handles sensitive and complicated employment issues such as employee discipline, termination, sexual harassment, wage and salary planning, and analysis. We provide a comprehensive employee handbook, including customized, site-specific materials concerning each worksite, to all worksite employees.

Regulatory Compliance Management

As the number of employment-related laws and regulations steadily increases, so does the cost of compliance. TEAM America's Human Resources Consultants (HRCs) help clients manage most of the employment issues that government agencies are concerned with in their business. We constantly review the laws to keep informed and updated, so that client companies comply with government standards and regulations.



Wilson West is one of the top international event planning and conference management firms on the West Coast. With a high-profile client list based almost exclusively on referrals, their success is dependent on building trusting relationships with clients, which means an unfailing commitment to quality and creativity in their projects.

"Utilizing the outsourced services of TEAM America frees up our time so we can focus on the main goals of our business. With TEAM America's services we don't even have to think about it, it's already taken care of. We get the big-time benefits we need for our smaller company at affordable rates."

Cynthia Wilson, *President*
David Wilson, *CEO*

Wilson West, Inc.
San Francisco, California

Employee Benefits Administration

If employers are going to compete, grow and maintain mutually beneficial relationships with their employees, there is no room to ignore the importance of a high-level benefits package. As our clients' outsourced benefits department, TEAM America administers employee programs, thereby eliminating the responsibilities of our clients for maintaining complex and tax-qualified benefit plans. By utilizing strong relationships with nationally recognized insurance carriers, TEAM America provides clients with Fortune-500 quality employee benefits at affordable prices.

Risk Management Services and Employment Practices Liability Protection

At TEAM America we assist in our clients' ongoing risk management to proactively prevent and control costs of lawsuits, fines, penalties, judgments, settlements, and legal and professional fees.

By effectively processing workers' compensation and unemployment claims, we control benefit plan costs by attempting to prevent fraud and abuse by closely monitoring claims. We believe that such risk management efforts increase profitability by reducing liability exposure for us and our clients.

Payroll and Tax Administration

Employee Payroll and Tax Administration is perhaps one of the most time-consuming and tedious responsibilities employers face today, but it is also one of the most important.

TEAM America provides clients with comprehensive payroll and payroll tax administration that substantially reduces client responsibility beyond verification of payroll information. TEAM America's consolidated payroll system creates a secure, reliable and cost-effective means for calculating, filing and paying all required employee and employer payroll tax liabilities.

Action.
Performance.
Assistance.



As one of a few successful e-commerce corporations to weather the tech downturn in 2001, LetsTalk.com is increasingly focused on minding and managing their bottom line.

"With TEAM America's benefits programs, we don't get hammered by insurance premiums for employees at our two national locations. I can feel comfortable away from the office knowing that our employees are being taken care of. TEAM America gives us more benefits options with 5 plans to choose from (three in Texas and 2 in California) along with comprehensive workers' compensation coverage, life insurance and a much better 401(k) plan."

Erin Haubner
Human Resources and Facilities Manager

LetsTalk.com
Dallas, Texas and San Francisco, California

"Our confidence in the INDUSTRY expands the capabilities of our company"

For decades, America's small and medium-size businesses have undergone sweeping fundamental changes in Human Resources Management. From significant increases in the number of employment-related laws and regulations to the skyrocketing cost of maintaining a productive workforce, these changes have quickly outgrown the experience and training of many entrepreneurs who started, and continue to operate these businesses.

According to the Small Business Administration (SBA), it is estimated that the average small business owner with fewer than 500 employees spends more than $500 per employee, per year in the administration of government rules and regulations. Additionally, the continuous growth in the number of workplace related lawsuits has more than doubled since 1991, with more than 10 times that number being settled in-house, placing an increasing burden of liability concerns on employers' shoulders.

Employers' demands for relief from these employment-related complexities has enabled the PEO industry to become one of the country's strongest growth industries since the early 1990s, with an annual growth rate of 20 percent to 30 percent. Collectively, it is expected that PEOs will be the co-employers of more than 10 million workers by 2005.

By outsourcing the "red tape" to PEOs, employers can cut the bureaucratic costs of employment-related administrative responsibilities by as much as 40 percent (SBA). On top of that, employers reclaim the valuable time they need to focus on the customers, quality and markets of their business, rather than the overwhelming, non-revenue generating responsibility of paperwork.

Work.
Business.
Skill.

"By investing in PEOPLE, we maximize our most valuable asset"

In response to the changing face of the American workplace, PEOs have evolved from the need to separate the "business of business" into manageable parts for business owners into a comprehensive outsourced solution that includes substantial advantages for millions of small and mid-size business employees nationwide.

More and more, companies both large and small are finding ample reason to outsource the routine responsibilities of employee relations and employment-related paperwork. PEOs provide employers much more than a substantial break from the costs and distractions of regulations, they also help to free the time of managers to help them manage people.

"Indeed, the main benefit of decreasing paperwork may be to gain more time for people relations. Executives will have to learn what the effective department head in the university or the successful conductor of the symphony orchestra have long known: The key to greatness is to look for people's potential and spend time developing it."

– Peter F. Drucker,
"They're Not Employees, They're People."

Harvard Business Review
February 2002

As the fine line between work and home becomes increasingly blurred, TEAM America steps in to balance the equation by providing client employers the means and resources for securing the personal health and professional development of their employees.



Running a successful organization isn't a matter of life or death for Ann McGee, but for many of her clients it is. Founded in 1986 as a blood delivery service, McGee's Miracle Flights for Kids has since grown into a national, nonprofit organization providing no-cost air transportation for children and their families to hospitals and health care facilities around the country.

Over the last 15 years, Miracle Flights has arranged more than 25,000 flights, providing 9.5 million miles of access to health care financed entirely by private donations. As a nonprofit company, Miracle Flights needs to ensure strict compliance with the laws governing nonprofit, charitable and tax-exempt organizations.

"TEAM America takes the worry out of employee issues for the small business owner. With TEAM on my side, I can spend my time on what matters most to Miracle Flights, flying sick children to medical treatment. They also give us a competitive edge with employee benefits programs we would otherwise be unable to afford on our own. Being a not-for-profit that type of cost savings is our No. 1 priority."

Ann McGee
President

Miracle Flights
Green Valley, Nevada

"We deliver targeted solutions to our clients using the latest TECHNOLOGY"

As companies increasingly look to the Internet to help manage rising costs, employees are making it clear that the Web is an acceptable, perhaps even preferable, method for selecting and enrolling in their benefits. In fact, research shows that as many as 50 percent of employees surveyed are turning to the Web for benefits enrollment.

Developed and implemented in 2001, the TEAM America Online Benefits Center addresses one basic issue: the replacement of paperbound, multi-step benefits administration processes with single-source data entry and interaction by worksite clients and employees. By leveraging the Internet's "around the clock, around the globe" accessibility, the Online Benefits Center puts company and employee data with business intelligence tools on the desktops of upper level executives, worksite managers and employees.

The TEAM Online Benefits Center is the first example of harnessing the Web technology of TEAM America. In 2001, 20 percent of benefits enrollments were completed utilizing the online application.


TEAM Mucho, Inc.
Employee Center
Benefits: Delaware Drew
Welcome to TEAM America's Online Benefits
Review your current benefits
Select your benefits for next year (2002)
Review your personal and family information


TEAM Mucho, Inc.
Employee Center
Benefits: Delaware Drew
Next Year's Benefits
Flex Spending Accounts

With TEAM America's Online Benefits Center, employee benefits enrollment has become easier and faster than ever before. The SUN Microsystems JAVA™ technology allows employees to view a menu of benefit options, personalized by age, location, salary and other factors, on their personal computers from anywhere they can access the Internet. This dynamic online enrollment process reduces the paperwork, costs and errors related to a traditional benefits enrollment process.

"We expand our markets through CONSOLIDATION & INNOVATION"

The number of clients and employees serviced by PEOs and the range of services offered by PEOs have steadily increased over the past decade. However, the number of PEOs doing business has gradually declined and will likely continue to do so as this relatively fragmented industry undergoes substantial consolidation.

Currently, there are close to 2,000 PEOs in business. As artificially high valuations continue to decrease, and smaller PEOs lose out on the economies of scale in securing insurance coverage, larger, financially stable PEOs are putting their acquisition strategies into high gear.

TEAM America is engaged in a build-up of the consolidating PEO industry, and is an acquirer of quality, positive cash flow, independent PEOs in urban markets.

We approach acquisition candidates as collections of prospects and selectively choose the clients we want to add to our portfolio. By utilizing our existing salesforce and Human Resources Consultants for acquisition integrations, we have realized great success with the processes used in the acquisition of PSMI (Utah) in March 2001 and SSMI (Nebraska) in February 2002. We have and will continue to improve our process for acquiring and integrating companies in these dynamic times.

Any workforce reduction presents unique and complex management problems for today's business owners. Business leaders charged with managing a company are trained to expect success and plan for growth, not to create strategies for operational reductions.

Introduced in late 2001, the STAR Program™, Strategic Termination And Re-employment, offers larger companies undergoing a substantial workforce reduction a 30 percent to 50 percent savings in severance costs, while, at the same time, addressing the needs of workers being laid off. The STAR Program™ uses a Supplemental Unemployment Benefits, or SUB Plan, to save companies severance costs in two ways: by eliminating withholding taxes and offsetting severance wages with unemployment benefits payments.

With the TEAM America STAR Program™, Fortune-1000 employers can maintain an ongoing positive and progressive company image and enjoy severance cost savings through proven expertise, rapid response, national coverage and scalability.

Adaptation.
Creativity.
Integration.

"In order for us to succeed in the future, we must COMMUNICATE with clarity and consistency to Clients, Employees, Investors and the Financial Community"

The theory and practice arising from corporate communications lies at the heart of effective strategic management, planning and control. Regular, ongoing communications are vital to maintaining and building relationships with clients, employees, investors and the financial community. Our communications and how we deliver them are tailored to our targets' needs and interests. Successful communication ensures happy clients, productive employees and informed investors.

Client Communication

In 2002, we are focusing on client retention by implementing a two-way communication process that solicits input and feedback from existing clients while, at the same time, helping to capture new prospects.

We ensure that our communications are frequent, consistent and current. Our bi-monthly client newsletter and on-line employee and client centers put us in front of clients on a regular basis with predetermined messages. We recognize that open and effective communication with our clients is very important to satisfying our clients needs, winning referrals and boosting our profits.

We also sponsor numerous client appreciation events in each of our markets. Company executives and regional client service teams interact with our clients to strengthen the personal relationships that are critical in today's often impersonal and hectic business environment.



"For 20 years I've been a dentist, and I have faced challenges every bit of the way. Building a large patient base, keeping up with the technological advances, training personnel, financing my growth – and of course trying to offer the finest care possible to my patients. These are all formidable challenges that have been made so much simpler since outsourcing my employment and HR concerns to TEAM America seven years ago. TEAM America has given me and my employees the tools we need to grow without the red tape and liability that owning a business inevitably brings. I appreciate the ability to focus on doing exactly what I want to do, whether it's a root canal or leaving early to tune up my mountain bike skills. TEAM America has given me that choice."

John Opper, *D.D.S.*
San Francisco, California

Employee Communication

Employees today are more informed than ever about their employer's customers, competition and performance.

Employees appreciate communications that are written in a clear, candid manner, and in short, they want to be kept in the communications loop and know where the company is headed. Our corporate-wide Intranet keeps employees up-to-date on corporate news, company strategy and vision and policy initiatives. TEAM America employees have instantaneous, on-line access to the tools they need each day to perform their jobs better.

Investor Communication

Companies are under constant pressure to create and preserve value for their shareholders. How that value is measured and communicated is essential to the long-term success of the company.

In order to create a general knowledge and awareness of TEAM and to position TEAM as leader in PEO services with the investor community, we supply a constant stream of news releases on acquisitions and new developments in the industry.

We work closely with local and national media on placement of feature articles on TEAM activities, especially focusing on testimonials and new employee services.

Convey.
Contact.
Pass Along.

Support.
Together.
United.



"For 16 years, the foundation of our success has been TEAMWORK"

TEAM America's key strengths go well beyond a seasoned executive team. We have carefully built a core group of dedicated experts in professional employer services, mergers and acquisitions, Human Resources law, finance and investments, operations, and marketing. TEAM America's Board of Directors is the highest corporate body responsible for the ultimate direction and strategy of the company and the oversight of the executive management team.

BOARD OF DIRECTORS

S. Cash Nickerson
Chairman, President and
Chief Executive Officer
(2000)

Jay R. Strauss
Executive Vice President,
Law and HR, General Counsel
(2000)

José C. Blanco, PhD
Executive Vice President,
Chief Financial Officer
(2000)

Kevin T. Costello
Director
(1992)

William W. Johnston
Counsel, Perez & Morris LLC
(1990)

Crystal Faulkner
CPA, Principal, Cooney, Faulkner & Stevens, LLC
(1997)

Daniel J. Jessee
Principal, Stonehenge Financial Holdings.
(2000)

Rob McCreary
Chairman, Capital Works LLC
(2001)

Joseph Mancuso
CEO of the CEO Club, Inc. and
the Center for Entrepreneurial
Management, Inc.
(2000)

James D. Robbins
President, James D. Robbins and Co.
(2001)

Michael H. Thomas
Principal, Stonehenge Partners, Inc.
(2000)

1. S. Cash Nickerson
2. Rob McCreary
3. Crystal Faulkner
4. Kevin T. Costello
5. Michael H. Thomas
6. José C. Blanco
7. William E. Johnston
8. Joseph Mancuso
9. James D. Robbins
10. Jay R. Strauss

Daniel J. Jessee *(not pictured)*



"By seizing operational opportunities, we gain an advantage in our strategic markets while securing our continued GROWTH"

During 2001, TEAM America worked diligently to increase the gross margin per worksite employee by modifying its approach to pricing, and pursuing larger clients with higher average wage bases.

In the second quarter of 2001, the Company formalized its underwriting process in four areas of risk:

Credit
Prospective clients undergo a thorough credit review and in most instances are required to post a surety bond in an amount adequate to cover payroll and the accrued liability period.

Medical
Our healthcare partners review prospective clients for medical risk analysis.

Workers' Compensation
We require prospects to provide three years of loss runs and have worked with our workers' compensation carrier and broker to lower our overall manual rate by 12.6 percent during 2001.

Legal
Prospects are required to provide details of any employee-related disputes and must adopt TEAM America's policies concerning workplace employment practices in the future.

This underwriting effort has allowed us to improve the quality of new clients coming to TEAM America, fulfilling our profitability and risk profile objectives. With a greater emphasis on higher fees per worksite employee and the corresponding reduction in risk, the Company has reduced inter-quarter volatility and increased gross margin.

In the acquisitions of other PEOs, we followed the same process. In the acquisition we undertook in 2001, we put the entire client base through the underwriting process cited above. We will continue this practice with future acquisition candidates.

Progress.
Development.
Expansion.

Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock was quoted on the Nasdaq National Market under the symbol "TMAM" from the commencement of its initial public offering on December 10, 1996 until October 1, 1999, when the Company's common stock began trading on the Nasdaq SmallCap Market. Following the merger with Mucho.com, Inc. on December 28, 2000, the Company's trading symbol was changed to "TMOS." The following table sets forth, for the periods indicated, the high and low sales prices for the Company's common stock, as reported on the Nasdaq SmallCap Market.

CALENDAR PERIOD	Company Common Stock High	Company Common Stock Low
Fiscal 2000		
First Quarter	$ 7.13	$ 5.63
Second Quarter	$ 6.66	$ 3.13
Third Quarter	$ 6.00	$ 4.06
Fourth Quarter	$ 5.38	$ 3.00
Fiscal 2001		
First Quarter	$ 5.03	$ 3.00
Second Quarter	$ 3.54	$ 2.75
Third Quarter	$ 3.30	$ 2.60
Fourth Quarter	$ 4.00	$ 2.70
Fiscal 2002		
First Quarter (through March 22, 2002)	$ 3.98	$ 3.00

As of March 22, 2002, the number of record holders of the Company's common stock was 260. The closing sales price of the common stock on March 22, 2002, was $3.25.

The Company has not paid any cash dividends to holders of its common stock and does not anticipate paying any cash dividends in the foreseeable future, but intends instead to retain any future earnings for reinvestment in its business. The payment of any future dividends would be contingent upon approval of the Company's Class A preferred shareholders and its lenders.

In March 2001, the Company received a $1 million investment from Professional Staff Management, Inc. As additional consideration for the purchase of the Class A preferred stock, the Company issued Professional Staff Management, Inc. a warrant to purchase an additional 148,148 shares.

In connection with the purchase of substantially all of the assets of Professional Statement Management, Inc., the Company issued 74,074 common shares.

Summary of TEAM Mucho, Inc. Selected Financial Data

The following table presents summary selected financial data of TEAM Mucho, Inc. as of and for the period from July 8, 1999 to December 31, 1999, and as of and for the years ended December 29, 2001 and December 31, 2000. This financial data should be read in conjunction with TEAM Mucho, Inc.'s historical financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Annual Report.

The reported results for 1999 and 2000 are those of Mucho.com, Inc. No PEO results are provided for either fiscal years 1999 and 2000.

(000'S OMITTED, EXCEPT PER SHARE DATA)

	Year Ended December 29, 2001	Year Ended December 31, 2000	Period from Inception to December 31, 1999
Statement of Operations Data			
Revenues	$ 451,062	$ 51	$ —
Direct Costs			
Salaries and wages	375,744	—	—
Payroll taxes, workers' compensation and other direct costs	55,449	—	—
Total direct costs	431,193	—	—
Gross Profit	19,869	51	—
Expenses			
Administrative salaries	10,743	5,651	883
Other selling, general and administrative expenses	7,588	2,468	271
Depreciation and amortization	2,808	262	20
Restructuring charges	1,834	654	—
Total operating expenses	22,973	9,035	1,174
Loss from operations	(3,104)	(8,984)	(1,174)
Interest expense	(1,051)	(512)	(80)
Income tax expense	(35)	—	—
Net Loss	(4,190)	(9,496)	(1,254)
Preferred stock dividends	(1,100)	—	—
Net loss attributable to common shareholders	$ (5,290)	$ (9,496)	$ (1,254)
Net loss per share			
Basic and diluted	$ (0.72)	$ (3.37)	$ (0.66)
Balance Sheet Data			
Working capital deficit	$ (8,222)	$ (4,803)	$ (957)
Total assets	$ 58,844	$ 56,960	$ 292
Long-term obligations	$ 13,044	$ 3,665	$ 62
Total shareholders' equity (deficit)	$ 14,800	$ 19,757	$ (803)

Overview

The Company has operated as a Professional Employer Organization (PEO) actively since 1986 as TEAM America. The Company participated in a reverse merger with Mucho.com (Lafayette, CA) on December 28, 2000, which operated as an Online Business Center (OBC) since July 1999.

PEO revenue is recognized as service is rendered. The PEO revenue consists of charges by the Company for the wages and employer payroll taxes of the worksite employees, the administrative service fee, workers' compensation charges, and the health and retirement benefits provided to the worksite employees. These charges are invoiced to the client at the time of each periodic payroll. The Company negotiates the pricing for its various services on a client-by-client basis based on factors such as market conditions, client needs and services requested, the client's workers' compensation experience, credit exposure and the required resources to service the account, among other factors. Because the pricing is negotiated separately with each client and varies according to circumstances, the Company's revenue, and therefore its gross margin, will fluctuate based on the Company's client mix.

Direct costs of services are reflected in the Company's Statement of Operations as "direct costs" and are reflective of the type of revenue being generated. Direct costs of revenue include wages paid to worksite employees, employment related taxes, costs of health and welfare benefit plans and workers' compensation insurance costs. The Company maintains two workers' compensation programs. One covers the Ohio worksite employees co-employed by the Company through a self-insured program and the other covers the Company's worksite employees co-employed by TEAM America located outside the state of Ohio or all-other-states (AOS). The Company does not provide workers' compensation to non-employees of the Company. The AOS workers' compensation program insurance provider is The Hartford Insurance Company (Hartford) which provides coverage for substantially all of the Company's worksite and corporate employees outside the state of Ohio.

The Company's insurance policy dictates that if losses and fixed cost under the policy are less than the amounts the Company paid, the insurer will refund the difference to the Company. The amount of claims incurred in any policy year may vary, and in a year with significantly fewer claims than estimated, the amount of repayment from this account may be significant. The Company records in direct costs a monthly charge based upon its estimate of the year's ultimate fully developed losses plus the fixed costs charged by the insurance carrier to support the program. This estimate is established each quarter based in part upon information provided by the Company's insurers, internal analysis and its insurance broker. The Company's internal analysis includes a quarterly review of open claims and review of historical claims and losses related to the workers' compensation programs. While management uses available information, including nationwide loss ratios, to estimate ultimate losses, future adjustments may be necessary based on actual losses. Since the recorded ultimate expense is based upon a ten-year projection of actual claims paid and the timing of these payments, as well as the interest earned on the Company's prepayments, the Company relies on actuarial tables to estimate its ultimate expense.

As of December 29, 2001, the adequacy of the workers' compensation reserves were determined, in management's opinion, to be reasonable. However, since these reserves are for losses that have not been sufficiently developed due to the relatively young age of these claims, and such variables as timing of payments and investment returns thereon are uncertain or unknown, actual results may vary from current estimates. The Company will continue to monitor the development of these reserves, the actual payments made against the claims incurred, the timing of these payments, the interest accumulated in the Company's prepayments and adjust the reserves as deemed appropriate.

The Company's clients are billed at fixed rates which are determined when the contract is negotiated with the client. The fixed rates include charges for workers' compensation which are based upon the Company's assessment of the costs of providing workers' compensation to the client. If the Company's costs for workers' compensation are greater than the costs which are included in the client's contractual rate, the Company may be unable to recover these excess charges from the clients. The Company reserves the right in its contracts to increase the workers' compensation charges on a prospective basis only.

Effective March 13, 2001, the Company acquired Professional Staff Management, Inc. (PSMI), a PEO based in Salt Lake City with offices in San Diego, Columbus, Cincinnati, and Las Vegas. Under the terms of the purchase agreement, the Company acquired substantially all of the assets for $4,250,000 in cash, $1,000,000 of seller financing supported by a letter of credit to be drawn no later than July 2002, $1,000,000 in TEAM Mucho Series A Preferred Stock and $241,000 in TEAM Mucho common stock. The transaction was valued at approximately $6,491,000. The Company also incurred $84,000 of certain legal, accounting and investment banking expenses, resulting in a total purchase price of $6,575,000. The acquisition has been accounted for under the purchase method and the results of operations of the acquired company have been included in the statements of operations since the date of the acquisition. The purchase price has been allocated based on the estimated fair value at the date of the acquisition.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to customer bad debts, workers' compensation reserves, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The Company believes the following critical accounting policies reflect the more significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition.

The Company bills its clients on each payroll date for (i) the actual gross salaries and wages, related employment taxes and employee benefits of the Company's worksite employees, (ii) actual advertising costs associated with recruitment, (iii) workers' compensation and unemployment service fees and (iv) an administrative fee. The Company's administrative fee is computed based upon either a fixed fee per worksite employee or an established percentage of gross salaries and wages (subject to a guaranteed minimum fee per worksite employee), negotiated at the time the client service agreement is executed. The Company's administrative fee varies by client based primarily upon the nature and size of the client's business and the Company's assessment of the costs and risks associated with the employment of the client's worksite employees. Accordingly, the Company's administrative fee income will fluctuate based on the number and gross salaries and wages of worksite employees, and the mix of client fee income will fluctuate based on the mix of total client fee arrangements and terms. Although most contracts are for one year and renew automatically, the Company and its clients generally have the abilities to terminate the relationship with 30 days' notice.

The Company bills its clients for workers' compensation and unemployment costs at rates which vary by client based upon the client's claims and rate history. The amount billed is intended (i) to cover payments made by the Company for insurance premiums and unemployment, (ii) to cover the Company's costs of contesting workers' compensation and unemployment claims, and other related administrative costs and (iii) to compensate the Company for providing such services. The Company has an incentive to minimize its workers' compensation and unemployment costs because the Company bears the risk that its actual costs will exceed those billed to its clients, and conversely, the Company profits in the event that it effectively manages such costs. The Company believes that this risk is mitigated by the fact that its standard client agreement provides that the Company, at its discretion, may adjust the amount billed to the client to reflect changes in the Company's direct costs, including without limitation, statutory increases in employment taxes and insurance. Any such adjustment which relates to changes in direct costs is effective as of the date of the changes, and all changes require thirty days' prior notice.

Workers' Compensation.

The Company has maintained a self-insured workers' compensation program for its Ohio employees since July 1999 and has a high retention workers' compensation policy covering most of its non-Ohio employees. The Company records workers' compensation expense based on the estimated ultimate total cost of each claim, plus an estimate for incurred but not reported (IBNR) claims. Under the Ohio Self-Insurance Program, the Company is self-funded up to $250,000 per occurrence and purchases private insurance for "individual claims in excess of that amount. Effective January 1, 2002, the Company purchased excess loss coverage for individual claims that exceed $500,000 through The Hartford Insurance Company.

Under its insured program for non-Ohio employees, the Company has a per claim retention limit of $250,000 per occurrence and maintains an aggregate maximum claims limit. For the insurance program covering the period July 1, 1999 through September 30, 2000, the aggregate cap was $4,672,000 and for the period covering October 1, 2000 through December 31, 2001, the aggregate cap was $4,950,000.

In addition to providing the claims expense under the plan, as described above, the Company is required to "pre-fund" a portion of the estimated claims under the non-Ohio program. The amounts "pre-funded" are used by the insurance carrier to pay claims. The amount "pre-funded" is measured at various periods in the insurance contract to determine, based upon paid and incurred claims history, whether the Company is due a refund or owes additional funding.

Fiscal Year 2001 as Compared to Fiscal Year 2000

The Company's revenue has changed substantially from the 2000 and 1999 fiscal years. The Company's reported results were those of the Mucho.com Internet operations based in Lafayette, California. Accordingly, no meaningful comparison can be made on the Company's overall results for fiscal 2001 to 2000.

The Company's revenues for the fiscal year ended December 2001 were $451,062,000 of which $78,000 was related to the Mucho.com Internet operations. This compares to Mucho.com's reported revenue for fiscal year 2000 of $51,000, which represents an increase of 52.9%. The Mucho.com Internet operations were closed in Lafayette, California by December 29, 2001. Direct expenses for fiscal 2001 of $431,193,000 were in line with revenue growth. As a percentage of revenue, direct expenses for the fiscal year 2001 was 95.6%.

Gross profits were $19,869,000 for fiscal year 2001. Gross profits, as a percentage of revenue, were 4.40% for the fiscal year 2001. Workers' compensation profit increased over last year. Additional expenses were incurred as a result of the events surrounding the September 11th tragedy. These expenses, totaling $149,000, were primarily due to additional charges associated with the delivery of payroll by ground and other available means due to the problems associated with air freight around the country.

Selling, general and administrative expenses ("SG&A") for fiscal 2001 amounted to $7,588,000, or 1.7% of revenue. The Company incurred expenditures to open a new Dallas office ($250,000), the PSMI integration costs ($683,000), the closure of certain offices (Boise, Memphis, Orlando, and Orem, UT [$150,000]), and additional IT consulting and programming capacity to expand the Company's processing capabilities as it continues to integrate new books of business and open new offices during the 2002 fiscal year. Difficulties associated with previous accounting software platforms along with the implementation challenges associated with the Company's new platform caused the Company to file its third quarter 10-Q late and to incur some additional expenses. This resulted in additional expenses of approximately $300,000. The Company is currently finalizing the implementation of the new accounting platform to help prevent this from occurring in the future.

Depreciation and amortization was $2,808,000 in fiscal 2001 primarily due to amortization of goodwill from the acquisitions of TEAM America in December 2000 and PSMI in March 2001, offset by a reduction in depreciation expense from assets that were fully depreciated in fiscal 2001.

In conjunction with the integration of the TEAM America acquisition, the Company incurred $1,834,000 of restructuring charges. The charges related primarily to exit costs associated with the on-line business center, including the relocation of certain key executives, employee severance and the write-down of impaired assets. Total restructuring costs were 0.4% of revenues.

Interest expense in fiscal 2001 was $863,000 as the Company's indebtedness reached $9,049,000. Including letters of credit with regards to the Company's workers' compensation programs in Ohio and with the Hartford Insurance Company, the Company's total indebtedness was approximately $11,000,000.

Income tax expense for fiscal 2001 was $35,000. The Company has substantial net operating losses carried forward from Mucho.com which, while limited in the amount that can be used in one individual year by Internal Revenue Code provisions, will permit the Company to reduce its tax expense in the future based upon the Company generating operating income.

Net loss for fiscal 2001 was $4,190,000. The Company's 2001 fiscal year was characterized by a downturn in the economic climate, the tragic events of September 11th and the aftermath of a hardening insurance market. These market dynamics provided management with challenges as it undertook plans to transition the TEAM America book of business to a lower risk profile. The Company's workers' compensation manual rate dropped from $3.20 to $2.84 per $100 of payroll year over year. This reduction, as well as the introduction of a new pricing structure, allowed the Company to increase its gross margin from $1,186 to $1,514 per worksite employee, representing an increase of approximately 25%. Historically, the number of worksite employees are positively correlated to changes in the employment rate. This suggests that as the percentage of the country or region's available workforce becomes employed increases then the Company's number of worksite employees will increase as well. This important factor will be a good indicator of the change in the Company's revenue and worksite employee count in the future.

Fiscal Year 2000 as Compared to Fiscal Year 1999

In 2000 and 1999, the Company operated strictly as Mucho.com, Inc., an on-line business center.

The Company's revenues for the fiscal year ended December 31, 2000 were $51,000 as compared to fiscal year 1999 of $0.

Operating expenses for fiscal 2000 were $9,035,000 as compared to $1,174,000 for fiscal year 1999, which represents an increase of $7,861,000 or 669.59%. Total salaries were $5,651,000 in 2000 compared to $883,000 in 1999. This increase was primarily due to a full year's operation in 2000 and increased number of employees.

Selling, general and administrative expenses ("SG&A") for fiscal 2000 increased $2,197,000, or 810.70%. This increase is attributed to a full year of Mucho.com operations and significant investments in growing its on-line business center.

Depreciation and amortization increased $242,000, or 121.0%, in fiscal 2000 primarily due to the company's expansion and development of the on-line business center.

Interest expense in fiscal 2000 increased $432,000, or 540%, from $80,000 in fiscal 1999 to $512,000 in fiscal 2000. This increase was due to an increase in debt financing associated with the Company's expansion activities in fiscal 1999 and 2000.

Net loss for fiscal 2000 was $9,496,000 versus $1,254,000 infiscal 1999.

Liquidity and Capital Resources

Net cash provided by operating activities in fiscal 2001 was $664,000. Net cash provided by operating activities primarily relates to net loss of $4,190,000, depreciation and amortization of $2,808,000 and an increase in accounts payable, accrued expenses and other current liabilities of $933,000, decrease in accounts receivable of $518,000 and decrease in prepaid expenses and other current assets of $806,000.

The increase in accounts payable, accrued expenses and other current liabilities relates to the growth in business in 2001, while the decrease in accounts receivable is due to increased focus on working capital management. The Company also utilized approximately $3,218,000 in cash for liabilities assumed by the combined TEAM Mucho from the previous TEAM America PEO operations as a result of final purchase accounting . The net cash used in financing activities was $4,454,000 during fiscal 2001. At December 29, 2001, the Company had cash and cash equivalents of $1,447,000 and net accounts receivable of $1,036,000.

The Company was authorized to repurchase up to $200,000 of the outstanding shares of the Company's common stock, subject to the Company's terms with its lenders and the Series A Preferred Stock Purchase Agreement. As of December 29, 2001, the Company repurchased approximately 9,200 shares at an average cost of $3.10.

Management of the Company believes that its existing cash and cash flow from operations, incremental cash flow from announced acquisitions and potential borrowing capacity will be sufficient to support cash needs for the next twelve months. Future acquisitions will be funded through a combination of the Company's existing credit facility and seller financing.

Inflation

Inflation and changing prices have not had a material effect on the Company's net revenues and results of operations in the last three fiscal years, as the Company has been able to modify its prices and cost structure to respond to inflation and changing prices.

Impact of Recently Issued Accounting Pronouncements

During June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141) and No. 142 Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 141 changes the accounting for business combinations, requiring that all business combinations be accounted for using the purchase method and that intangible assets be recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are separable or capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 specifies the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company currently intends to adopt SFAS No. 142 as of December 30, 2001.

SFAS No. 142 requires that the useful lives of intangible assets acquired on or before June 30, 2001 be reassessed and the remaining amortization periods adjusted accordingly. Previously recognized intangible assets deemed to have indefinite lives shall be tested for impairment. The Company has not fully assessed the potential impact of the adoption of SFAS No. 142, but believes that goodwill and the trade name recognized prior to July 1, 2001 will no longer be amortized upon adoption of SFAS No. 142.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of intangible long-lived assets and the associated asset retirement costs and is effective for the fiscal years beginning after June 15, 2002. Management does not expect the impact of SFAS No. 143 to be material to the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for Impairment or Disposal of Long-Lived Assets. SFAS No. 144 amends SFAS No. 121, Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and establishes a single accounting model for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Management does not expect the impact of SFAS No. 144 to be material to the Company's consolidated financial statements.

Report of Independent Public Accountants

To the Board of Directors of TEAM Mucho, Inc. and subsidiaries:

We have audited the accompanying consolidated balance sheets of TEAM Mucho, Inc. (an Ohio corporation) and subsidiaries as of December 29, 2001 and December 31, 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of TEAM Mucho, Inc. (then doing business as Mucho.com) as of December 31, 1999 and for the period from inception (July 8, 1999) to December 31, 1999 were audited by other auditors whose report dated July 26, 2000, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TEAM Mucho, Inc. and subsidiaries, as of December 29, 2001 and December 31, 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Columbus, Ohio

March 27, 2002

TEAM MUCHO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 29, 2001 AND DECEMBER 31, 2000
(000'S OMITTED, EXCEPT FOR SHARE AMOUNTS)

ASSETS	2001	2000
Current Assets		
Cash	$ 1,447	$ 10,925
Receivables:		
Trade, net of allowance for doubtful accounts of $392 in 2001 and $200 in 2000	1,036	1,978
Unbilled revenues	9,893	8,792
Other receivables	1,404	1,461
Prepaid expenses	1,883	1,534
Deferred income tax	1,497	420
Total current assets	17,160	25,110
Property and Equipment, Net	2,580	1,581
Other Assets		
Goodwill, net	35,238	26,732
Cash surrender value of life insurance policies	521	587
Deferred income tax asset	784	249
Other	2,561	2,701
Total other assets	39,104	30,269
Total assets	$ 58,844	$ 56,960

(Continued on next page)

TEAM MUCHO, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)
AS OF DECEMBER 29, 2001 AND DECEMBER 31, 2000
(000'S OMITTED, EXCEPT FOR SHARE AMOUNTS)

LIABILITIES AND SHAREHOLDERS' EQUITY	2001	2000
Current Liabilities		
Trade accounts payable	$ 2,325	$ 1,954
Capital leases, current portion	296	103
Bank debt, current portion	1,250	—
Stock repurchase obligation	—	11,622
Accrued compensation	10,338	8,367
Accrued payroll taxes and insurance	6,475	3,967
Accrued workers' compensation liability	1,750	1,832
Other accrued expenses	2,948	2,068
Total current liabilities	25,382	29,913
Long-term Liabilities		
Bank debt, less current portion	7,799	—
Capital lease obligations, less current portion	547	127
Accrued workers' compensation liability	2,879	2,602
Client deposits and other liabilities	1,298	349
Deferred compensation	521	587
Total liabilities	38,426	33,578
Convertible Preferred Stock face amount of $11 million and $10 million, respectively	5,618	3,625
Commitments and Contingencies		
Shareholder's Equity		
Common stock, no par value: 45,000,000 shares authorized; 10,788,743 and 9,603,558 issued at December 29, 2001 and December 31, 2000, respectively	45,636	45,282
Deferred compensation	(20)	(28)
Accumulated deficit	(16,040)	(10,750)
	29,576	34,504
Less -Treasury stock, 2,739,782 and 2,722,366 common shares, at cost, at December 29, 2001 and December 31, 2000, respectively	(14,776)	(14,747)
Total shareholders' equity	14,800	19,757
Total liabilities and shareholders' equity	$ 58,844	$ 56,960

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

TEAM MUCHO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 29, 2001 AND DECEMBER 31, 2000 AND
FOR THE PERIOD FROM INCEPTION (JULY 8, 1999) TO DECEMBER 31, 1999
(000'S OMITTED EXCEPT FOR SHARE AMOUNTS)

	Year Ended December 29, 2001	Year Ended December 31, 2000	Period from Inception to December 31, 1999
Revenues	$ 451,062	$ 51	$ —
Direct Costs			
Salaries and wages	375,744	—	—
Payroll taxes, workers' compensation and other direct costs	55,449	—	—
Total direct costs	431,193	—	—
Gross Profit	19,869	51	—
Operating Expenses			
Administrative salaries	10,743	5,651	883
Other selling, general and administrative expenses	7,588	2,468	271
Depreciation and amortization	2,808	262	20
Restructuring charges	1,834	654	—
Total operating expenses	22,973	9,035	1,174
Operating Loss	(3,104)	(8,984)	(1,174)
Interest expense, net	(863)	(512)	(80)
Fair value loss of derivative instruments	(188)	—	—
Loss Before Income Taxes	(4,155)	(9,496)	(1,254)
Income tax expense	(35)	—	—
Net Loss	(4,190)	(9,496)	(1,254)
Preferred stock dividends	(1,100)	—	—
Net Loss Attributable to Common Shareholders	$ (5,290)	$ (9,496)	$ (1,254)
Net Loss Per Share			
Basic	$ (0.72)	$ (3.37)	$ (0.66)
Diluted	$ (0.72)	$ (3.37)	$ (0.66)
Weighted Average Shares Outstanding			
Basic	7,342,508	2,816,501	1,903,095
Diluted	7,342,508	2,816,501	1,903,095

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

TEAM MUCHO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 29, 2001 AND DECEMBER 31, 2000 AND
FOR THE PERIOD FROM INCEPTION (JULY 8, 1999) TO DECEMBER 31, 1999
(000'S OMITTED, EXCEPT FOR SHARE AMOUNTS)

	Common Stock Issued Number	Stock	Deferred Compensation	Treasury Stock	Accumulated Deficit	Shareholders' Equity
Balance, July 8, 1999 (inception)						
Issuance of common stock	1,976,393	$ 390	$ —	$ —	$ —	$ 390
Issuance of warrants	—	61	—	—	—	61
Net loss for the period	—	—	—	—	(1,254)	(1,254)
Balance, December 31, 1999	1,976,393	451	—	—	(1,254)	(803)
Issuance of common stock	1,086,597	5,553	—	—	—	5,553
Issuance of common stock for services	606,219	1,212	—	—	—	1,212
Conversion of debt to equity	349,500	1,077	—	—	—	1,077
Issuance of warrants	—	127	—	—	—	127
Grant of qualified and non-Qualified options	—	710	(28)	—	—	682
Acquisition of TEAM America Corporation	4,984,849	30,352	—	(14,747)	—	15,605
Issuance of common stock and warrants related to preferred stock offering	600,000	5,800	—	—	—	5,800
Net loss	—	—	—	—	(9,496)	(9,496)
Balance, December 31, 2000	9,603,558	45,282	(28)	(14,747)	(10,750)	19,757
Issuance of common stock in connection with the acquisition of assets	74,074	241	—	—	—	241
Release of contingent common shares, treated as stock dividend	1,111,111	—	—	—	—	—
Issuance of common stock warrants	—	113	—	—	—	113
Amortization of deferred compensation	—	—	8	—	—	8
Acquisition of treasury stock	—	—	—	(29)	—	(29)
Convertible preferred stock dividend	—	—	—	—	(1,100)	(1,100)
Net loss	—	—	—	—	(4,190)	(4,190)
Balance, December 29, 2001	10,788,743	$45,636	$ (20)	$(14,776)	$ (16,040)	$14,800

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

TEAM MUCHO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 29, 2001 AND DECEMBER 31, 2000 AND
FOR THE PERIOD FROM INCEPTION (JULY 8, 1999) TO DECEMBER 31, 1999
(000'S OMITTED)

	Year Ended December 29, 2001	Year Ended December 31, 2000	Period from Inception to December 31, 1999
Cash Flow From Operating Activities			
Net loss	$ (4,190)	$ (9,496)	$ (1,254)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,808	262	20
Write-down of property and equipment related to restructuring	261	477	—
Bad debt expense	368	—	—
Compensation expense on grant of stock options and other non cash compensation	8	682	—
Loss on derivative	188	—	—
Changes in assets and liabilities, excluding the impact of acquisitions:			
Accounts receivable	(518)	(1)	—
Prepaid expenses and other assets	806	(93)	(2)
Accounts payable	371	1,523	338
Accrued liabilities	562	596	154
Net cash provided by (used in) operating activities	664	(6,050)	(744)
Cash Flow From Investing Activities			
Purchase of property and equipment	(1,438)	(766)	(125)
Acquisitions, net of cash acquired	(4,250)	2,364	—
Net cash (used in) provided by investing activities	(5,688)	1,598	(125)
Cash Flow From Financing Activities			
Proceeds from bank debt	8,250	—	—
Payments on bank debt	(201)	—	—
Stock repurchase	(11,622)	—	—
Purchase of treasury stock	(29)	—	—
Proceeds from issuance of common stock	38	5,553	390
Proceeds from issuance of preferred stock	—	9,425	—
Proceeds from loans payable to related party	—	955	561
Payment of loans payable to related party	—	(561)	—
Payment of financing costs	(755)	—	—
Payment on capital lease obligations	(135)	(69)	(8)
Net cash (used in) provided by financing activities	(4,454)	15,303	943
Net (decrease) increase in cash	(9,478)	10,851	74
CASH, beginning of period	10,925	74	—
CASH, end of period	$ 1,447	$ 10,925	$ 74

(Continued on next page)

TEAM MUCHO, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 29, 2001 AND DECEMBER 31, 2000 AND
FOR THE PERIOD FROM INCEPTION (JULY 8, 1999) TO DECEMBER 31, 1999
(000'S OMITTED)

Supplemental Disclosure of Cash Flow Information	2001	2000	1999
Interest paid	$ 777	$ 54	$ —
Income taxes paid	$ 194	$ —	$ —

Supplemental Schedule of Noncash Investing and Financing Activities

The Company acquired certain assets of PSMI on March 13, 2001. Included in the purchase price was $1,000,000 of seller financing. See note 3 for further discussion.

During 2001, the Company declared $1,100,000 of dividends in-kind to holders of convertible preferred stock.

During 2000, the Company acquired TEAM America Corporation in a transaction accounted for as a reverse acquisition. As a result of this transaction, the Company acquired the outstanding common stock of TEAM America Corporation for $15,605,000. See Note 3 for additional information.

During 2001, 2000 and 1999, the Company acquired $748,000, $207,000 and $102,000, respectively, of property and equipment under capital leases.

During 2000 and 1999, the Company satisfied accrued interest through the issuance of warrants valued at $249,000 and $61,000, respectively.

During 2000, the Company satisfied accounts payable for services performed through the issuance of common stock valued at $1,212,000.

In December 2000, in conjunction with the acquisition of TEAM America Corporation, $955,000 of debt was converted to equity.

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

(1) Nature and Scope of Business

TEAM Mucho, Inc. (the "Company"), an Ohio corporation, is a Business Process Outsourcing ("BPO") Company specializing in human resources. TEAM Mucho is a leading provider of Professional Employment Organization (PEO) services in Ohio, Utah, Nevada, Oregon, Idaho, Tennessee, Mississippi and California. TEAM Mucho's Single-Point-Of-Contact Human Resource Solution™ includes payroll, benefits administration, on-site and online employee and employer communications and self-service, employment practices and human resources risk management, workforce compliance administration and severance management.

The Company was formed by the December 28, 2000 merger of TEAM America Corporation and Mucho.com, Inc. in a transaction accounted for under the purchase method of accounting as a reverse acquisition. Mucho.com, Inc. was treated as the acquiring company for accounting purposes because its shareholders controlled more than 50% of the post transaction combined company. The historical earnings per share and share amounts of the Company have been retroactively restated for all periods presented in these consolidated financial statements to give effect to the conversion ratio utilized in the merger with TEAM America Corporation. As a result, all share amounts and earnings per share are presented in TEAM America Corporation equivalent shares.

In its financial statements for the period ended December 31, 1999, the Company was considered a development stage company. Effective with the acquisition of TEAM America Corporation, the Company was no longer considered a development stage company for financial reporting purposes.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company's financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Principles of Consolidation

The consolidated financial statements include TEAM Mucho, Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company bills its clients on each payroll date for (i) the actual gross salaries and wages, related employment taxes and employee benefits of the Company's worksite employees, (ii) actual advertising costs associated with recruitment, (iii) workers' compensation and unemployment service fees and (iv) an administrative fee. The Company's administrative fee is computed based upon either a fixed fee per worksite employee or an established percentage of gross salaries and wages (subject to a guaranteed minimum fee per worksite employee), negotiated at the time the client service agreement is executed. The Company's administrative fee varies by client based primarily upon the nature and size of the client's business and the Company's assessment of the costs and risks associated with the employment of the client's worksite employees. Accordingly, the Company's administrative fee income will fluctuate based on the number and gross salaries and wages of worksite employees, and the mix of client fee income will fluctuate based on the mix of total client fee arrangements and terms. Although most contracts are for one year and renew automatically, the Company and its clients generally have the ability to terminate the relationship with 30 days' notice.

The Company bills its clients for workers' compensation and unemployment costs at rates which vary by client based upon the client's claims and rate history. The amount billed is intended (i) to cover payments made by the Company for insurance premiums and unemployment taxes, (ii) to cover the Company's cost of contesting workers' compensation and unemployment claims, and other related administrative costs and (iii) to compensate the Company for providing such services. The Company has an incentive to minimize its workers' compensation and unemployment costs because the Company bears the risk that its actual costs will exceed those billed to its clients, and conversely, the Company profits in the event that it effectively manages such costs. The Company believes that this risk is mitigated by the fact that its standard client agreement provides that the Company, at its discretion, may adjust the amount billed to the client to reflect changes in the Company's direct costs, including without limitation, statutory increases in employment taxes and insurance. Any such adjustment which relates to changes in direct costs is effective as of the date of the changes, and all changes require thirty days' prior notice.

Consistent with PEO industry practice, the Company recognizes all amounts billed to its clients as revenue because the Company is at risk for the payment of its direct costs, whether or not the Company's clients pay the Company on a timely basis. The Company also recognizes as revenue and as unbilled receivables, on an accrual basis, any such amounts which relate to services performed by worksite employees which have not yet been billed to the client as of the end of the accounting period. Unbilled receivables at December 29, 2001 and December 31, 2000 are net of prepayments received prior to year-end of $1,490,000 and $0, respectively.

Because the acquisition of TEAM America Corporation occurred on December 28, 2000, the Company recognized no revenue or expenses related to the PEO business segment prior to 2001. Unbilled revenues on the balance sheet at December 31, 2000 represent amounts generated by TEAM America Corporation prior to the acquisition and billed to clients after the acquisition.

Segment Information

During 2000 and 1999, the Company operated entirely in the online business segment. As a result, the consolidated statements of operations are composed entirely of the results of this business segment. With the acquisition of TEAM America Corporation, the Company entered the PEO business segment. During 2001, the Company wound down and merged the operations of its online business into the operations of its PEO business. Accordingly, the Company operates in a single segment providing PEO services to small and mid-sized businesses.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist principally of accounts receivable. The Company provides its services to its clients based upon an evaluation of each client's financial condition. Exposure to losses on receivables is primarily dependent on each client's financial condition. The Company mitigates such exposure by requiring customers to participate in a bonding program or through deposits, letters-of-credit or personal guarantees from certain of its clients. Exposure to credit losses is monitored by the Company, and allowances for anticipated losses are established when necessary.

Property and Equipment

Property and equipment is recorded at cost and is depreciated over the estimated useful lives of the related assets primarily using the straight-line method. Additions and betterments for property and equipment over certain minimum dollar amounts are capitalized. Repair and maintenance costs are expensed as incurred. The estimated useful lives of property and equipment for purposes of computing depreciation are as follows:

Computer hardware and software	3-5 years
Software development costs	3 years
Furniture, fixtures and equipment	5-7 years

Property and equipment and related accumulated depreciation as of December 29, 2001 and December 31, 2000 are as follows (000's omitted):

	2001	2000
Computer hardware and software	$ 2,918	$ 1,559
Furniture, fixtures and equipment	509	184
Leasehold improvements	127	117
	3,554	1,860
Less: accumulated depreciation and amortization	(974)	(279)
	$ 2,580	$ 1,581

Leasehold improvements and capital leases are depreciated or amortized over the shorter of the lease term or their estimated useful lives.

Software development costs relate primarily to the Company's internet-based enhancements to its proprietary software, TEAM Direct, and are accounted for in accordance with Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. During 2001, the Company capitalized $869,000 related to these enhancements. In the fourth quarter 2001, the Company decided to exit the online business center and in doing so evaluated the future use of certain assets and determined that certain items would not be integrated with TEAM Direct. Accordingly, $231,000 of previously capitalized costs was written-off as a restructuring charge.

Goodwill

Goodwill is the excess of the purchase price paid for businesses acquired, including liabilities assumed, over the estimated fair market value of the assets acquired. Goodwill is amortized over 20 years. During 2001, the Company recognized $1,783,000 in amortization expense. As the goodwill on the consolidated balance sheet at December 31, 2000 is related entirely to the acquisition of TEAM America Corporation on December 28, 2000, no amortization expense or accumulated amortization was recognized prior to 2001.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and that certain intangible assets acquired in a business combination shall be recognized as assets apart from goodwill. SFAS 141 is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written down when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite.

SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company plans to adopt this statement effective December 30, 2001. Testing regarding impairment of goodwill will be completed during the second quarter of fiscal 2002. The Company is evaluating what, if any, additional impact this statement may have on its results of operations and financial position.

Had the Company adopted this statement as of the beginning of 2001, $1,783,000 of amortization expense would not have been recognized and net loss would have decreased by $1,783,000 and loss per share attributable to common shareholders would have decreased by $0.24.

Fair Value of Financial Instruments

The carrying amount of current assets and liabilities, bank debt and capital lease obligations approximate their fair value because of the immediate or short-term maturity of these financial instruments. There is no quoted market price for the Company's preferred stock, however, based on the December 29, 2001 trading price of the Company's common stock, on an if converted basis, the preferred stock would have had a value of approximately $6,400,000.

Income Taxes

Income taxes are accounted for using the asset and liability approach for financial reporting. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amount and the tax bases of assets and liabilities.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Stock-Based Compensation and Awards

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation ("SFAS 123") for all stock-based compensation to employees and directors. Under the provisions of this standard, employee and director stock-based compensation expense is measured using either the intrinsic-value method as prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), or the fair value method described in SFAS 123. Companies choosing the intrinsic-value method are required to disclose the pro forma impact of the fair value method on net income.

The Company has elected to account for stock-based compensation and awards under the provisions of APB 25. Under APB 25, compensation cost for stock options is measured as the excess, if any, of the fair value of the underlying common stock on the date of grant over the exercise price of the option. The Company is required to implement the provisions of SFAS 123 for stock-based awards to those other than employees and directors. Stock-based compensation and award expense for all equity instruments is recognized based on the related vesting periods.

Advertising

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 29, 2001 and December 31, 2000 and for the period ended December 31, 1999 was approximately $88,000, $32,000 and $4,000, respectively.

Earnings per Share

For the periods ended December 29, 2001, December 31, 2000 and 1999, 1,796,000, 1,818,000 and 881,000 options, and 1,705,000, 1,501,000 and 65,000 warrants, with a weighted average price of $4.37, $5.99 and $4.39 for the options, and $6.75, $6.75 and $0.91 for the warrants, respectively, are excluded from the calculation of diluted earnings per share because their effect is anti-dilutive. Additionally, preferred stock convertible into approximately 1,481,000 shares of common stock was excluded from the calculation of diluted earnings per share because its effect is anti-dilutive. As a result, no reconciliation between weighted average shares used for the calculation of basic earnings per share and weighted average shares used for the calculation of diluted earnings per share is necessary.

Fiscal Year

During 2001, the Company changed its year-end from a calendar year to a fiscal year ending on the Saturday closest to December 31. As prior periods reflect only the results of Mucho.com, Inc., this change did not have a material effect on the comparability of results.

Reclassifications

Certain reclassifications have been made to the 2000 consolidated financial statements to conform with the 2001 financial statement presentation.

New Accounting Standards

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 establishes a single accounting model, based on the framework established in Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), for long-lived assets to be disposed of by sale, and resolves significant implementation issues related to SFAS 121. The Company is currently assessing the impact of SFAS 144 on its operating results and financial condition. The Company is required to adopt SFAS 144 during the first quarter of fiscal 2002.

(3) Acquisitions

On March 13, 2001, the Company acquired certain assets and assumed certain liabilities of Professional Staff Management, Inc. (PSMI). The acquisition was accounted for using the purchase method of accounting.

Total cash and stock consideration for this acquisition was (000's omitted, except for share amounts):

Cash	$ 4,250
Seller financing	1,000
Common shares of TEAM Mucho, Inc. (74,074 shares)	241
Convertible preferred stock (10,000 shares)	925
Warrants	75
Direct expenses of the acquisition	84
	$ 6,575

The purchase price including liabilities assumed was allocated to the assets acquired based on their relative fair market values with the excess allocated to goodwill. Goodwill of $6,664,000 was recorded related to this transaction and was being amortized over 20 years.

On December 28, 2000, the Company completed the acquisition of TEAM America Corporation, a professional employer organization. The acquisition was accounted for under the purchase method of accounting as a reverse acquisition, whereby the legal target (Mucho.com, Inc.), was treated as the acquiring company for accounting purposes because its shareholders controlled more than 50% of the post transaction combined company. The historical earnings per share and share amounts of the Company have been retroactively restated for all periods presented in these consolidated financial statements to give effect to the conversion ratio utilized in the merger with TEAM America Corporation. As a result, all share amounts and earnings per share are presented in TEAM America Corporation equivalent shares.

No results of operations of TEAM America Corporation are included in the 2000 statement of operations as the acquisition of TEAM America Corporation occurred on December 28, 2000.

Total consideration paid for this acquisition was (000's omitted, except for share amounts):

	Number of Shares or Options	Value
TEAM America Corporation common stock owned by Mucho.com, Inc. control group prior to date of acquisition at historical cost of $6.34 per share	1,296,044	$ 8,221
Other TEAM America Corporation common stock outstanding at fair market value of $5 per share	1,341,439	6,707
TEAM America stock options acquired at fair market value	850,637	677
Direct expenses related to acquisition	—	1,664
Total purchase price	3,488,120	$ 17,269

The purchase price was allocated to the assets acquired based on the preliminary evaluation of relative fair market values with the excess allocated to goodwill. Original goodwill of $26,732,000 was recorded as a result of the initial purchase price allocation and was amortized using the straight-line method over 20 years. During 2001, final purchase accounting was completed requiring additional goodwill of $3,625,000 to be recorded. At December 31, 2000, 1,111,111 shares of TEAM Mucho, Inc. common stock were contingently issuable related to this acquisition and were not included in total shares outstanding. Upon action of the Company's Board of Directors, these shares were released from escrow to the Mucho.com, Inc. shareholders on July 27, 2001. Because this transaction was accounted for as a reverse acquisition, these shares were accounted for as a stock dividend.

Concurrent with the acquisition of TEAM America Corporation by the Company, TEAM America Corporation made a tender offer to its shareholders to purchase up to 50% of the outstanding TEAM America Corporation common shares at $6.75 per share. A total of approximately 1,722,000 shares were tendered for a total cost of approximately $11,622,000. This liability was shown on the December 31, 2000 consolidated balance sheet as "stock repurchase obligation" in current liabilities. In January 2001 this obligation was settled. Tendered shares, plus shares held in treasury stock by TEAM America Corporation prior to the acquisition, are reflected as treasury stock on the post acquisition consolidated balance sheets.

The following table presents unaudited condensed pro forma operating results as if TEAM America Corporation and PSMI had been acquired as of January 1, 2000. These results are not necessarily an indication of operating results that would have occurred had the Company actually operated the business during the periods indicated (000's omitted except for shares):

	2001 (Unaudited)	2000 (Unaudited)
Revenue	$ 477,791	$ 561,193
Net loss	(4,145)	(7,459)
Net loss attributable to common shareholders	(5,265)	(8,532)
Loss per share		
Basic	$ (0.72)	$ (1.42)
Diluted	$ (0.72)	$ (1.42)

The pro forma net loss attributable to common shareholders includes preferred dividends of approximately $1,120,000 in 2001 and approximately $1,073,000 in 2000.

(4) Workers' Compensation

The Company has maintained a self-insured workers' compensation program for its Ohio employees since July 1999 and has a high retention workers' compensation policy covering most of its non-Ohio employees. The Company records workers' compensation expense based on the estimated total cost of each claim, plus an estimate for incurred but not reported (IBNR) claims. Under the Ohio Self-Insurance Program, the Company is self-funded up to $250,000 per occurrence and purchases private insurance for individual claims in excess of that amount.

Under its insured program for non-Ohio employees, the Company has a per claim retention limit of $250,000 per occurrence and maintains an aggregate maximum claims limit. For the insurance program covering the period July 1, 1999 through September 30, 2000, the aggregate cap was $4,672,000 and for the period covering October 1, 2000 through December 31, 2001, the aggregate cap was $4,950,000.

In addition to providing the claims expense under the plan, as described above, the Company is required to "pre-fund" a portion of the estimated claims under the non-Ohio program. The amounts "pre-funded" are used by the insurance carrier to pay claims. The amount "pre-funded" is measured at various periods in the insurance contract to determine, based upon paid and incurred claims history, whether the Company is due a refund or owes additional funding. As of December 29, 2001 and December 31, 2000, the Company has recorded in its consolidated balance sheets the following related to workers compensation insurance (000's omitted):

	2001	2000
Ohio workers' compensation reserves, net of claims paid	$ 469	$ 212
Non-Ohio workers' compensation reserves, net of claims paid	3,850	3,421
	4,319	3,633
Less: long-term portion	(2,879)	(2,422)
Workers' compensation reserves, current	$ 1,440	1,211
Total amount pre-funded	$ 2,798	$ 3,606
Receivable from insurance carrier	$ 628	$ 0

In connection with these workers' compensation programs, the Company is required to post certain collateral with the insurance carrier. As of December 29, 2001, certain of these requirements were fulfilled by letters of credit drawn under the Company's existing credit facility. Letters of credit in the amount of $1,100,000 and $750,000 were available to be drawn as collateral for the non-Ohio July 1, 1999 through September 30, 2000 programs and the Ohio program, respectively.

(5) Shareholders' Equity

The Company is authorized to issue 50,000,000 shares, consisting of 45,000,000 common shares, without par value, 2,500,000 Class A Voting Preferred Shares, and 2,500,000 Class B Nonvoting Preferred Shares. The Board of Directors is authorized to fix the terms of the Class A and Class B Preferred Stock prior to the issuance of each such series.

As part of its master lease agreement with a lessor of its capital equipment, the Company issued warrants to purchase up to approximately 7,000 shares of common stock for $7.09 per share, which was the market value of the stock when the agreement was executed. The warrants will be issued quarterly in arrears based on the dollar amount of equipment leased to the Company. At December 31, 2000, warrants to purchase 2,853 shares had been earned and issued. The warrants were exercisable for one year from the date of issuance. No warrants were earned or issued in the year ended December 29, 2001.

The Company has designated 125,000 of the Class A Voting Preferred Shares, without par value, as the "Series 2000 9.75% Cumulative Convertible Redeemable Class A Preferred Shares" (the "Series A Shares"). These shares were initially issued with a mandatory redemption feature. Effective January 1, 2001, the preferred shareholders and the Company agreed to eliminate the mandatory redemption feature. In connection with the elimination of the mandatory redemption feature, the preferred stock purchase agreement was amended such that the Company is committed to complete a secondary offering of common stock, in which the preferred shareholders may participate, prior to June 28, 2004. In the event that the Company fails to complete the secondary offering, the Company will be in default of its obligations to the preferred shareholders and the preferred shareholders will be entitled to liquidated damages.

The Company has entered into a Put Option Agreement with the preferred shareholders. Under the terms of this agreement, the preferred shareholders may, under certain conditions, have the right to put these shares back to the Company.

Other significant terms of the Series A Shares include the following:

- Annual cumulative dividends in an amount equal to 9.75%, payable quarterly in cash, beginning January 1, 2003, and payable in-kind prior to that date.
- In the event of liquidation or winding up of the Company, a liquidation preference over the common stock.
- The right to convert, in whole or in part, at any time, into the number of shares of common stock of the Company (1,792,593 at December 29, 2001) determined by dividing the aggregate liquidation amount (as defined in the Preferred Stock Agreement, but $12,100,000 as of December 29, 2001) by the conversion price (as defined in the Preferred Stock Agreement, but $6.75 as of December 29, 2001).
- The right to designate two members of the Board of Directors of the Company.

On December 28, 2000, in connection with the acquisition of TEAM America Corporation (see note 3), the Company issued 100,000 Series A Shares, warrants to purchase 1,481,481 shares of common stock of the Company at $6.75 per share, which expire December 28, 2010 and 600,000 shares of common stock for total net proceeds of $9,425,000. The proceeds of this issuance were partially used to fund the stock repurchase obligation. The proceeds were allocated to the preferred stock, common stock and warrants, based on their relative fair values as follows (000's omitted):

Preferred Stock with face amount of $10 million, net of expenses of $575	$ 3,625
Warrants	2,800
Common Stock	3,000
Total	$ 9,425

In March 2001, the Company issued an additional 10,000 Series A Shares and warrants to purchase 148,148 shares of common stock of the Company at $6.75 per share, which expire December 28, 2010, for $1,000,000 in connection with the acquisition of the assets of PSMI. The proceeds were allocated $75,000 to warrants and $925,000 to preferred stock, based on their relative fair values.

At December 29, 2001, the Company had accrued preferred stock dividends payable in-kind equivalent to $1,100,000. Also during 2001, the Company incurred $32,000 of costs to amend the terms of the preferred stock agreement.

Concurrent with the acquisition of TEAM America Corporation by the Company, TEAM America Corporation made a tender offer to purchase up to 50% of the outstanding TEAM America Corporation common shares at $6.75 per share. A total of approximately 1,722,000 shares were tendered for a total cost of approximately $11,622,000, which is classified in the December 31, 2000 balance sheet as "Stock repurchase obligation" in current liabilities. This obligation was settled in January 2001. These shares are reflected as Treasury stock in the Company's balance sheet at December 29, 2001.

(6) Commitments

The Company leases office facilities, automobiles and certain office equipment under long-term agreements expiring through 2007, which are accounted for as operating leases. The future minimum lease payments as of December 29, 2001 are as follows (000's omitted):

2002	$ 833
2003	443
2004	383
2005	136
2006 and thereafter	111
	$ 1,906

Rent expense under all operating leases was $1,141,000, $139,000 and $16,000 for the years ended December 29, 2001 and December 31, 2000 and for the period ended December 31, 1999, respectively.

The Company leases certain equipment under capital leases. The cost of assets under capital leases was $1,065,000, and $317,000 at December 29, 2001 and December 31, 2000, respectively. Accumulated depreciation on these assets was $229,000 and $76,000 at December 29, 2001 and December 31, 2000, respectively.

Future minimum commitments under capital leases as of December 29, 2001 are as follows (000's omitted):

2002	$ 377
2003	291
2004	227
2005	82
2006 and thereafter	30
Total minimum lease payments	1,007
Less: amount representing interest	(164)
	843
Less: current portion	(296)
	$ 547

(7) Deferred Compensation

The Company has certain rights and responsibilities under various deferred compensation agreements with certain Company and client employees. The liabilities under these agreements are being accrued over the participants' remaining periods of employment so that, on the payout date, the then-present value of the payments will have been accrued. These liabilities will be funded by the cash surrender value of life insurance policies, wherein the Company is the beneficiary. The cash surrender value of such policies dictates the amount of the deferred compensation benefits due, as defined by the respective agreements. The total face value of related life insurance policies was approximately $9,872,000 and $13,000,000 at December 29, 2001 and December 31, 2000, respectively.

(8) Credit Faculty and Debt Obligations

Term debt at December 29, 2001 consists of the following (000's omitted):

	2001
Borrowings under the Credit Agreement (due through 2006)	$ 7,967
Seller financing	800
Amounts due finance company, unsecured, interest rate 6.2 %, due through 2002	282
	9,049
Less: current portion	(1,250)
Non-current portion	$ 7,799

Concurrent with the acquisition of TEAM America Corporation, the Company entered into a credit agreement (the "Credit Agreement") which provides up to $18,000,000 as a senior revolving credit facility. The Credit Agreement provided for an initial advance of $4,000,000 which was made to the Company on January 3, 2001. The Credit Agreement also provides for acquisition loans up to an aggregate of $14,000,000 and for the issuance of letters of credit of up to $2,000,000. The total credit under the facility including aggregate borrowings and letters of credit cannot exceed $18,000,000.

In March 2001, the Company made a $4,250,000 draw against the acquisition loan in connection with the PSMI acquisition. As part of the PSMI acquisition, seller financing was supported with a $1,000,000 letter of credit that expires July 13, 2002.

Interest due under the Credit Agreement is payable monthly in arrears at prime plus 1% or at LIBOR plus 3.50%, as specified by the Company at the date of the advance, for both the initial advance and acquisitions loans. The initial advance of $4,000,000 is payable in 42 equal monthly installments of principal and interest, beginning in February 2003. The $4,250,000 draw on March 13, 2001 is payable in 63 equal monthly installments of principal and interest beginning June 2001.

Further, any additional acquisition loans are payable in equal monthly installments of principal and interest, beginning the month after an acquisition loan is received, through July 2006 (the maturity date of the Credit Agreement). The acquisition loan commitments shall terminate, to the extent not borrowed, in January 2003. The Credit Agreement is collateralized by substantially all of the assets of the Company and includes certain quarterly financial and non-financial covenants. The financial covenants include, among others, a minimum current ratio, interest coverage ratio, fixed charge coverage ratio, maximum annual lease obligations, minimum earnings before interest, taxes, depreciation and amortization, maximum operating losses, consolidated senior debt leverage ratio, and parent senior debt leverage ratio. The Company entered into a Second Amendment to the Credit Agreement, effective as of December 29, 2001. Based upon the Second Amendment, the Company was in compliance as of December 29, 2001 with these covenants.

Term debt repayments as of December 29, 2001 are due as follows (000's omitted):

	Amount
2002	$ 1,250
2003	2,161
2004	2,161
2005	2,161
2006	1,275
Thereafter	41
	$ 9,049

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133, as amended, requires that the Company recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

In July 2001, the Company entered into an interest rate swap. The following is a summary of the fair value gain/(loss) of the Company's swap, based upon the estimated amount that the Company would receive (or pay) to terminate the contracts as of December 29, 2001. The fair values are based on quoted market prices for the same or similar instruments. The Company has not met all the conditions to make the interest rate swap an effective hedge for accounting purposes. Accordingly, the change in the fair value of the swap is recorded in the consolidated statement of operations.

	Notional Amount	Fair Value Gain/(Loss)
Interest rate swaps	$ 6,330,000	$ (188,000)

In August 2000, the Company issued a convertible note for $955,000 which bore interest at the rate of 9% per annum with all principal and interest due on the earlier of December 31, 2000 or the closing of the acquisition of TEAM America Corporation. Prior to December 31, 2000, the holder of the note converted the note and all accrued but unpaid interest into 349,500 shares of common stock of the Company.

The holder of the convertible note was also issued a warrant to purchase up to 13,401 shares of common stock at $7.09 per share, which was the then estimated fair market value of the stock. The warrant was exercisable for one year from the date of issuance. The fair value of the warrant was estimated to be $100,000 at the date of grant. The warrant was exchanged for stock in 2000.

The Company incurred debt issuance costs of approximately $723,000 related to the Credit Agreement, which are being amortized over the term of the Credit Agreement.

(9) Employee Benefit Programs

The following plans were assumed as part of the acquisition of TEAM America:

Cafeteria Plans

The Company sponsors Section 125 cafeteria plans that include a fully insured health, dental, vision and prescription card program. The plans are offered to full-time employees. Entrance to the plan is the first day of the month following thirty days of service.

401(k) Retirement Plans

The Company sponsors 401(k) retirement plans that cover all corporate full-time employees. Entrance to the plan is the first day of the month following ninety days of service. During the year ended December 29, 2001, the Company provided matching contributions under its 401(k) plan at a rate of 25% of the employees' contribution, up to a maximum of 6%. Total contributions to this plan were $32,000 in the year ended December 29, 2001.

Other Programs

Other available employee benefit programs include health, life, accidental death and dismemberment insurance, disability insurance, and medical and dependent care reimbursement programs. Benefits under such programs are funded by the Company's employees and clients.

(10) Stock Option Plans

The Company established the 2000 Stock Plan in January 2000 and assumed the TEAM America Corporation Incentive Stock Plan upon acquisition of TEAM America Corporation. The TEAM America Corporation Stock Plan was established on December 10, 1996. These plans are collectively referred to as "the Plans." The Plans provide for the granting, at the discretion of the Board of Directors of: (a) options that are intended to qualify as incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986 (the "Code"), as amended, to employees, officers and directors and (b) options not intended to so qualify to employees, officers, consultants and directors.

Options granted to employees and officers generally vest 20% per year over five years; options granted to directors fully vest after one year. Options generally have a ten-year exercise period and are issued with an exercise price equal to the fair market value of Company common stock on the date of grant.

The Company has granted non-qualified options in connection with acquisitions and employment agreements with key executives of the acquired businesses and to officers and key employees of the Company. During 2000, non-qualified options were granted to employees under the Plans to purchase shares at $0.47, which was below the fair market value at the date of grant. In connection with these grants, compensation expense of $8,000 and $7,000 has been recorded for fiscal 2001 and 2000, respectively, and $20,000 remains at December 29, 2001 to be amortized over the remaining vesting period. Also during 2000, non-qualified options were granted to an officer of the Company to purchase up to 600,000 shares at $3.875, which was below the fair market value at the date of grant. The options vested upon grant. The $675,000 difference between the grant price and the fair market value was recorded as compensation expense.

A summary of changes in the stock options plans for the two years ended December 29, 2001 and December 31, 2000 is as follows:

	Number of Options		Weighted-Average Price	
	2001	2000	2001	2000
Options outstanding, beginning of year	1,818,368	—	$ 5.99	$ —
Options granted	400,000	880,674	4.18	$ 4.33
Options assumed in acquisition	—	1,057,112	—	$ 7.31
Options exercised	(727)	—	0.47	$ —
Options cancelled/surrendered	(421,552)	(119,418)	7.04	$ 8.17
Options outstanding, end of year	1,796,089	1,818,368	$ 4.37	$ 5.99
Options exercisable, end of year	1,224,870	1,389,095	$ 7.04	$ 5.23
Shares available for future grant, end of year	586,770	386,161		
Shares reserved for issuance under stock option plans	1,811,640	1,775,256		
Weighted average fair value of options granted during the year			$ 1.80	$ 1.47

The following table summarizes information concerning outstanding and exercisable options as of December 29, 2001:

Exercise Price Range	Number of Shares	Expiration Dates Range	Exercisable at December 29, 2001
$ 9.35 to $ 10.50	64,857	05/05 to 10/08	46,197
$ 6.75 to $ 8.50	266,807	09/07 to 10/11	213,022
$ 3.03 to $ 5.38	1,298,000	05/09 to 12/11	842,900
$3.00 and less	166,425	02/05 to 03/11	122,751
	1,796,089		1,224,870

At December 29, 2001, the weighted average remaining contractual life of all options outstanding under the Plans was approximately 7.42 years.

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (ABP 25) and related interpretations in accounting for its stock-based compensation arrangements because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models in valuing employee stock options. Under APB 25, no compensation expense has been recognized because the exercise price of the Company's employee stock options has equaled the market price of the underlying stock on the date of grant.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, which also requires that the information be determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

	2001	2000
Risk-free interest rate	4.0 %	4.8 %
Expected dividend yield	0.0 %	0.0 %
Expected volatility	31.0 %	23.0 %
Weighted average expected life (in years)	10	10

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information, as if the Company had accounted for its employee stock options granted under the fair value method prescribed by SFAS No. 123, follows:

	2001	2000
Pro forma net loss attributable to common shareholders (in thousands)	$ (5,369)	$ (10,983)
Pro forma net loss per share attributable to common shareholders	$ (0.73)	$ (3.90)

(11) Related Party Transactions

The Company has clients which are owned by officers of the Company or members of the Board of Directors. The Company also has paid professional fees, office rent and other services to entities owned or controlled by officers or members of the Board of Directors.

During the fiscal year 2001, the Company contracted with firms, whose principals were members of the Board of Directors, for legal services and for tax preparation and advice. The costs incurred for these services during fiscal 2001 were $386,000. The Company had accounts payable of $77,000 and $33,000 to related parties at December 29, 2001 and December 31, 2000, respectively.

Officers of the Company are trustees of the Company's 401(k) plans.

In 1999, a shareholder made a loan of $500,000 to the Company, which accrued interest at 9% per annum. In relation to the loan, the Company issued a warrant to the shareholder to acquire up to 50,000 shares of the Company's stock at no cost. Interest expense of $61,000 was recorded for the period ended December 31, 1999 in connection with the warrant. In March 2000, the Company paid $277,000 of cash to the shareholder, issued approximately 116,000 shares of its common stock valued at approximately $3.80 per share in exchange for the note and the warrant, and recorded interest expense of $127,000.

In 1999, a shareholder made a demand loan to the Company. In March 2000, as additional consideration for the loan, the Company issued two warrants to acquire up to 16,000 shares of common stock at a price of $3.80 per share, which were exercisable within a ten-year period. In July 2000, the Company issued at no cost 2,400 shares of its common stock valued at approximately $7.10 per share in exchange for one warrant to purchase 4,000 shares. In December 2000, the Company issued at no cost 7,300 shares of its common stock valued at approximately $7.10 per share in exchange for the other warrant for the remaining 12,000 shares. For the year-ended December 31, 2000, the Company had recorded interest expense of $34,500 for the conversion of these two warrants.

During the year ended December 31, 2000, the Company recorded interest expense of $56,687 to provide for the cost of the conversion of the warrant for 4,000 shares and the eventual conversion of the warrant for the remaining 12,000 shares of common stock.

Certain officers and members of the Board of Directors of the Company are shareholders or principals of firms from which the Company contracted for legal services, and of TEAM America Corporation which provided the co-employment of essentially all the staff of the Company during both 2000 and 1999. During the year ended December 31, 2000 and the period from inception, July 8, 1999, through December 31, 1999, the Company incurred charges for legal services of $46,000 and $137,000, respectively and staff leasing of $3,785,000 and $539,000, respectively to such related firms.

At December 31, 2000, the Company had an account receivable of $117,000 from a partnership, which is partially owned by an officer of the Company. During 2001, the partnership filed bankruptcy and accordingly this receivable was written off as uncollectible.

(12) Income Taxes

Deferred income tax assets and liabilities represent amounts taxable or deductible in the future. These taxable or deductible amounts are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable amount for the period plus or minus the change during the period in deferred tax assets and liabilities. No federal provision for income taxes for fiscal 2001, 2000 and 1999 has been provided due to operating losses in all three periods. The provision recorded in 2001 represents state income taxes. Deferred tax assets and liabilities are as follows (000's omitted):

	2001	2000
Deferred income tax assets (liabilities):		
Deferred compensation	$ —	$ 239
Depreciation and amortization	549	77
Workers' compensation	1,152	—
Other	28	289
Net operating loss carryforward	3,962	3,273
Total long-term deferred tax asset, net	5,691	3,878
Valuation allowance	(4,907)	(3,629)
Total long-term deferred tax assets	$ 784	$ 249
Workers compensation	$ 576	140
Allowance for doubtful accounts	157	80
Severance	306	—
Other accrued liabilities	646	624
Total short-term deferred tax assets	1,685	844
Valuation allowance	(188)	(424)
Total short-term deferred tax assets, net	$ 1,497	$ 420

The Company has considered the realizability of its deferred tax assets and liabilities and has recorded valuation allowances, as appropriate, to reduce its deferred tax assets to an amount which, in the opinion of management, is more likely than not to be realized. At December 29, 2001, the Company has net operating loss carryforwards available for federal tax purposes of approximately $12,000,000, which begin to expire in 2019. The use of these net operating loss carryforwards is limited on an annual basis, according to Internal Revenue Code guidelines.

The following table reconciles the federal tax provision:

	2001	2000	1999
Tax benefit – federal	$ (1,413)	$ (3,229)	$ (426)
State tax benefit, net of federal benefit	(197)	(570)	(75)
Permanent differences, net	603	171	176
Valuation allowance	1,042	3,628	425
Tax provision	$ 35	$ —	$ —

(13) Restructuring Charges

During the last quarter of 2000, the Company began to restructure in contemplation of its acquisition of TEAM America Corporation. The primary purpose of this restructuring was to position the Company to focus on the opportunities to be derived from integrating the Company's internet technology with TEAM America Corporation's PEO business and the opportunities for cross-promotion between TEAM America Corporation's client and worksite employee base and the Company's online business center. As a result of this shift, certain assets utilized in the online business segment were determined to be impaired. Additionally, certain exit costs were accrued related to leased office space no longer being utilized, employee severance, and costs to break contractual agreements with vendors.

During the year ended December 29, 2001, the Company incurred additional restructuring costs, in conjunction with the TEAM America Corporation acquisition, primarily related to relocation of certain key executives in connection with exiting its headquarters in California, employee severance, the write-down of impaired assets and other asset write-offs. These relocations were made in order to allow the Company to focus on its PEO business and to exit its online business center business. All such costs were expensed when incurred.

A summary of expenses included in the restructuring costs line item of the consolidated statement of operations are as follows (000's omitted):

	2001	2000
Relocation costs	$ 533	$ —
Employee severance	973	49
Write-down of impaired assets	261	477
Cost to exit contractual agreements	—	100
Other	67	28
	$ 1,834	$ 654

(14) Contingencies

The Internal Revenue Service ("IRS") has been conducting a Market Segment Study since 1994, focusing on selected PEOs (not including the Company), in order to examine the relationships among PEOs, worksite employees and owners of client companies. The Company has limited knowledge of the nature, scope and status of the Market Segment Study because it is not a part thereof and the IRS has not publicly released any information regarding the study to date. In addition, TEAM America's 401(k) retirement plan (the "Plan") was audited for the year ended December 31, 1992, and, as part of that audit the IRS regional office has asked the IRS national office to issue a Technical Advice Memorandum ("TAM") regarding whether or not the Company is the employer for benefit plan purposes. The Company has stated its position in a filing with the IRS that it is the employer for benefit plan purposes.

If the IRS concludes the PEOs are not "employers" of certain worksite employees for purposes of the Code as a result of either the Market Segment Study or the TAM, then the tax qualified status of the Plan could be revoked and its cafeteria plan may lose its favorable tax status. The loss of qualified status for the Plan and the cafeteria plan could increase the Company's administrative expenses, and thereby, materially adversely affect the Company's financial condition and result of operations.

The Company is unable to predict the timing or nature of the findings of the Market Segment Study, the timing or conclusions of the TAM, and the ultimate outcome of such conclusions or findings. The Company is also unable to predict the impact, if any, that the foregoing could have on the Company's administrative expenses, and the Company's resulting exposure.

The Company has ongoing litigation matters pertaining to worksite employees and other legal matters which have arisen in the ordinary course of business. The Company provides reserves for estimated future costs to defend the Company and/or the estimated amount to be paid if the award or payment is probable and estimable. Management believes these claims will not have a material adverse effect on the results of operations or financial condition of the Company.

(15) Quarterly Financial Information (Unaudited)

	March 31	June 30	September 29	December 29
Year Ended December 29, 2001:				
Revenues	$ 101,795	$ 123,130	$ 114,343	$ 111,794
Gross profit	$ 4,029	$ 5,261	$ 5,511	$ 5,068
Operating income (loss)	$ (98)	$ 68	$ (235)	$ (2,839)
Net (loss) attributable to common shareholders	$ (508)	$ (478)	$ (1,011)	$ (3,293)
Basic net income (loss) per share attributable to common shareholders	$ (0.07)	$ (0.07)	$ (0.14)	$ (0.41)
Diluted net income (loss) per share attributable to common shareholders	$ (0.07)	$ (0.07)	$ (0.14)	$ (0.41)

	March 31	June 30	September 30	December 31
Year Ended December 31, 2000:				
Revenues	$ —	$ —	$ 41	$ 10
Gross profit	$ —	$ —	$ 41	$ 10
Operating (loss)	$ (2,135)	$ (2,456)	$ (1,761)	$ (2,632)
Net (loss)	$ (2,276)	$ (2,510)	$ (1,818)	$ (2,892)
Diluted net (loss) per share	$ (0.89)	$ (0.86)	$ (0.64)	$ (1.13)
Basic net (loss) per share	$ (0.89)	$ (0.86)	$ (0.64)	$ (1.13)

	September 30	December 31
Period Ended December 31, 1999:		
Revenues	$ —	$ —
Gross profit	$ —	$ —
Operating (loss)	$ (140)	$ (1,034)
Net (loss)	$ (140)	$ (1,034)
Diluted net (loss) per share	$ (0.06)	$ (0.59)
Basic net (loss) per share	$ (0.06)	$ (0.59)

(16) Subsequent Events

On March 1, 2002, the Company acquired certain assets and assumed certain liabilities from Strategic Staff Management, Inc. (SSMI) in Omaha, Nebraska. The purchase price of $472,000, included cash of $300,000 and deposits from certain SSMI customers of $172,000.

On February 15, 2002, the Company entered into a letter of intent to acquire certain assets from Inovis Corporation. A maximum down payment of $200,000 will be paid in cash at closing. In addition to the down payment, the Company will pay additional amounts based upon the operating performance relative to the customers acquired over a defined period of time. The Company anticipates that this transaction will close on or around April 1, 2002.

On March 14, 2002, the Company entered into a letter of intent to acquire certain assets from Group 4, Inc. A maximum down payment of $120,000 will be paid in cash at closing. In addition to the down payment, the Company will pay additional amounts based upon the operating performance of the customers acquired over a defined period of time. The Company anticipates that this transaction will close in the second quarter of 2002.

The cash consideration for SSMI was funded under the Company's existing line of credit. The Company plans that the cash consideration for Inovis and Group 4, Inc. will also be funded under its existing line of credit.

TEAM America
HUMAN RESOURCES

TEAM America Corporate

TEAM America
110 E. Wilson Bridge Road
Worthington, OH 43085
Phone (614) 848-3995
Fax (614) 848-8702
Toll Free (800) 962-2758

TEAM America Regional Offices

Atlanta
4501 Circle 75 Parkway
Suite B-2200
Atlanta, GA 30339
Phone (770) 541-7500
Fax (770) 541-7501
Toll Free (800) 215-0709

Northern California
3640 Mt. Diablo Blvd.
Suite 201
Lafayette, CA 94549
Phone (925) 299-1790
Fax (925) 299-1791
Toll Free (800) 937-2974

Southern California
409 Camino del Rio South
Suite 100
San Diego, CA 92108
Phone (619) 297-6801
Fax (619) 297-6804
Toll Free (800) 644-5552
Toll Free Fax (800) 834-0006

Cincinnati
4500 Lake Forest Drive
Suite 504
Cincinnati, OH 45242
Phone (513) 554-0633
Fax (513) 554-0882
Toll Free (888) 294-7461

Cleveland
6100 Rockside Woods Blvd.
Suite 230
Independence, OH 44131
Phone (216) 447-8388
Fax (216) 447-8488
Toll Free (800) 841-2891

Dallas
1111 W. Mockingbird Lane
Suite 180
Irving, TX 75247
Phone (214) 638-9974
Fax (214) 638-8486

Idaho
1445 Fillmore
Suite 1103
Twin Falls, ID 83301
Phone (208) 734-6677
Fax (208) 734-6679
Toll Free (800) 284-0613

Las Vegas
1919 South Jones Blvd.
Suite B
Las Vegas, NV 89146
Phone (702) 364-8100
Fax (702) 367-1117
Toll Free (800) 817-5050

Midland
303 West Wall Street
Suite 1601
Midland, TX 79701
Phone (915) 686-9476
Fax (915) 686-9486

Omaha
11838 Arbor Street
Omaha, NE 68144
Phone (402) 393-5226
Fax (402) 393-4212

Oregon
258 S.W. 5th Street
Redmond, OR 97756
Phone (541) 548-0208
Fax (541) 548-4213
Toll Free (800) 778-0208

Salt Lake City
859 West South Jordan Parkway
Suite 200
South Jordan, UT 84095
Phone (801) 984-1700
Fax (801) 984-0853
Toll Free (800) 426-7857

Tennessee
181 South Y Square
PO Box 863
Selmer, TN 38375
Phone (731) 645-9416
Fax (731) 645-9156
Toll Free (888) 615-6040

Nasdaq: TMOS
TEAM Mucho, Inc. April 2002

Our PURPOSE

lies in a shared philosophy that emphasizes and develops the entrepreneurial spirit that is America's greatest contribution to the global business community.

TEAM America
HUMAN RESOURCES

110 E. Wilson Bridge Road Worthington, OH 43085
Phone (614) 848-3995
Fax (614) 848-8702
Toll Free (800) 962-2758

Nasdaq: TMOS
TEAM Mucho, Inc. April 2002